SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

1-7275

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CONAGRA RETIREMENT INCOME SAVINGS PLANS
- SALARIED EMPLOYEES
- HOURLY RATE PRODUCTION EMPLOYEES

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office

CONAGRA FOODS, INC./DE
ONE CONAGRA DRIVE
OMAHA, NEBRASKA 68102

REQUIRED INFORMATION

The Plan's combined financial statements are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the table of contents below.

Table of Contents

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ConAgra Foods Employee Benefits Committee
ConAgra Foods, Inc.
Omaha, Nebraska

We have audited the accompanying combined statements of net assets available for benefits of the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees as of December 31, 2003 and 2002, and the related combined statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the combined net assets available for benefits of the Plans as of December 31, 2003 and 2002, and the combined changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plans' management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

Omaha, Nebraska
June 24, 2004

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

COMBINED STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003

ASSETS	CRISP Salary	CRISP Hourly	Total
Investments:			
Plan interest in Master Trust (Note 4)	$1,175,989,571	$178,846,228	$1,354,835,799
Participant loans	15,634,204	6,329,652	21,963,856
Net Assets Available for Benefits	$1,191,623,775	$185,175,880	$1,376,799,655

The accompanying notes are an integral part of the combined financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

COMBINED STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002

ASSETS	CRISP Salary	CRISP Hourly	Total
Investments:			
Plan Interest in Master Trust (Note 4)	$1,053,183,682	$155,821,384	$1,209,005,066
Participant loans	16,464,646	5,658,780	22,123,426
Net Assets Available for Benefits	$1,069,648,328	$161,480,164	$1,231,128,492

The accompanying notes are an integral part of the combined financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

COMBINED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

	CRISP Salary	CRISP Hourly	Total
Additions to Net Assets Attributed to:			
Investment Income from Master Trust (Note 4):			
Interest and Dividends	$ 41,856,956	$ 2,278,332	$ 44,135,288
Net Apreciation in Fair Value of Investments	109,730,966	13,162,411	122,893,377
Interest on Participant Loans	1,059,657	326,266	1,385,923
	152,647,579	15,767,009	168,414,588
Contributions:			
Employee	62,279,160	16,270,528	78,549,688
Employer	19,332,920	6,341,514	25,674,434
	81,612,080	22,612,042	104,224,122
Total Additions	234,259,659	38,379,051	272,638,710
Deductions from Net Assets Attributed to:			
Distributions to Plans' Participants	112,691,465	13,992,222	126,683,687
Trustee and Other Fees	1,511,143	285,345	1,796,488
Net Master Trust transfers	(390,214)	390,214	-
Total Deductions	113,812,394	14,667,781	128,480,175
Increase in Net Assets	120,447,265	23,711,270	144,158,535
Plan Mergers (Note 1)	9,769,435	8,627	9,778,062
Plan Transfers Out (Note 1)	(8,241,253)	(24,181)	(8,265,434)
Net Assets Available for Benefits, Beginning of year	1,069,648,328	161,480,164	1,231,128,492
End of year	$ 1,191,623,775	$ 185,175,880	$ 1,376,799,655

The accompanying notes are an integral part of the combined financial statements.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

COMBINED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

	CRISP Salary	CRISP Hourly	Total
Additions to Net Assets Attributed to:			
Investment Income (Loss) from Master Trust (Note 4):			
Interest and Dividends	$ 39,830,673	$ 4,739,750	$ 44,570,423
Net Depreciation in Fair Value of Investments	(80,431,571)	(8,920,066)	(89,351,637)
Interest on Participant Loans	1,392,397	501,821	1,894,218
	(39,208,501)	(3,678,495)	(42,886,996)
Contributions:			
Employee	68,005,479	19,224,380	87,229,859
Employer	23,119,352	10,031,720	33,151,072
	91,124,831	29,256,100	120,380,931
Total Additions	51,916,330	25,577,605	77,493,935
Deductions from Net Assets Attributed to:			
Distributions to Plans' Participants	119,383,921	18,936,985	138,320,906
Trustee and Other Fees	2,128,017	319,048	2,447,065
Net Master Trust transfers	(1,036,390)	1,036,390	-
Total Deductions	120,475,548	20,292,423	140,767,971
Increase (Decrease) in Net Assets	(68,559,218)	5,285,182	(63,274,036)
Plan Mergers (Note 1)	7,364,811	10,209,862	17,574,673
Plan Transfers Out (Note 1)	(59,321,384)	(23,401,514)	(82,722,898)
Net Assets Available for Benefits, Beginning of year	1,190,164,119	169,386,634	1,359,550,753
End of year	$ 1,069,648,328	$ 161,480,164	$ 1,231,128,492

The accompanying notes are an integral part of the combined financial statements.

1. DESCRIPTION OF THE PLAN

General

The ConAgra Foods Retirement Income Savings Plans (the "Plans") are defined contribution savings plans sponsored by ConAgra Foods, Inc. (the "Company"). The Plans were established to provide certain employees with a formal plan under which their savings are supplemented by Company contributions. Effective April 1, 1985, there are two separate plans; one for salaried employees (ConAgra Foods Retirement Income Savings Plan for Salaried Employees or "CRISP Salary") and one for hourly employees (ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees or "CRISP Hourly"). The Plans are administered by the ConAgra Foods Employee Benefits Committee and differ in their eligible employees, contribution limitations and provisions. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following brief description of the Plans is provided for informational purposes only and describes the Plans as amended. Participants should refer to the CRISP Salary and CRISP Hourly Agreements for more complete information.

Effective April 1, 2003, the Cook's Family Foods' Salaried Employee Profit Sharing Retirement Plan merged into the ConAgra Foods' Income Savings Plan for Salaried Employees.

Effective September 16, 2003, the Plan assets for the participants of the Bumble Bee divesture were transferred out of the Plans as Bumble Bee was sold by the Plan sponsor.

Effective March 1, 2002, The Zoll's Foods Corporation Profit Sharing Plan and Trust merged into the Plans. Effective May 2, 2002, the Nestle USA C&S 401(k) Savings Plan merged into the Plans. Effective November 1, 2002, The Cook Family Foods 401(k) Plan merged into the Plans.

Effective October 22, 2002, the Plan assets for the participants in the Swift & Company 401(k) Savings Plans for Union and Non-Union Employees were transferred out of the Plans as Swift & Company, Inc. was sold by the Plan sponsor.

Participants may direct their investment into one or more of the ten investment options. The investment options available are:

- *ConAgra Foods, Inc. Common Stock Fund A*
- *Equity Growth Fund* (IDEX Janus Growth Fund)
- *Equity Index Fund* (Vanguard Institutional Index Fund-Plus Share)
- *Investment Allocation Fund* (Fidelity Asset Manager)
- *International Equity Growth Fund* (Vanguard International Growth Fund Portfolio)
- *Longer-Term Fixed Income Fund* (Vanguard Total Bond Market Index Fund Institutional)

- *Shorter-Term Fixed Income Fund* (Fidelity Interest Income Fund)
- *Large-Cap Value Fund* (American Century Large-Cap Value Fund)
- *Mid-Cap Value Fund* (T. Rowe Price Mid-Cap Value Fund)
- *Participant Loans*

In addition, the *ConAgra Foods Stock Fund B* includes all of the shares of ConAgra Foods common stock that were in the ConAgra Foods Stock Fund on December 31, 2001. This fund represents the Employee Stock Ownership Plan portion of the ConAgra Foods Stock Fund investment. Participants have the option of receiving the dividends in cash or reinvesting the dividends back into the fund. Participants can no longer direct investments to this fund.

Contributions and Vesting

Qualifying salaried and hourly employees of participating ConAgra Foods, Inc. companies are eligible to participate in the Plans upon employment. Participation is voluntary, except for certain CRISP Hourly participants, and contributions are made through payroll deductions. Contributions of 1% to 16% and 1% to 22% of cash compensation may be made on a pre-tax basis and of 1% to 10% and 1% to 22% on an after-tax basis for CRISP Salary and CRISP Hourly, respectively. Total contributions by a participant for any year may not exceed 16% and 22% of cash compensation for CRISP Salary and CRISP Hourly, respectively, and are subject to the maximum contribution limitations under ERISA and the Internal Revenue Code. Due to limitations of the Internal Revenue Code and ERISA, contributions by "highly compensated" participants are restricted. Employee contributions and earnings thereon vest immediately.

The Company makes matching contributions for various plans. The various matches range from 20% to 66 2/3% and from 10% to 100% of employee's deferral on 4% to 6% and on 2% to 6% of employee's cash compensation depending upon the plan for CRISP Salary and CRISP Hourly, respectively.

Company contributions and earnings thereon, except for those amounts relating to certain CRISP Hourly participants, vest 20% per year of continuous service, with full vesting occurring after five years. Full vesting also occurs if the participant becomes totally and permanently disabled, dies, or reaches the normal retirement age of 65.

Participant Accounts

Individual accounts are maintained for each Plans' participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and allocations of Company discretionary contributions and plan earnings. The participant's account is also charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures

At December 31, 2003 and 2002, forfeited non-vested accounts totaled $481,234 and $319,316, respectively, and are recorded as either reduction to contributions receivable, if available, or as a liability owed to the Plan sponsor until settled. These accounts will be used to reduce future Company contributions. Also, in 2003 and 2002, Company contributions were reduced by approximately $1,546,833 and $2,061,000, respectively, from forfeited non-vested accounts.

CRISP Hourly Participants

Participation in the CRISP Hourly Plan is governed by the collective bargaining agreements of the participating locations or general Plan provisions for any non-union employees. Certain provisions of these agreements require mandatory participation in the Plan after an employee meets minimum continuous service requirements, generally one year. The amounts contributed by the employees are subject to the terms of the various collective bargaining agreements and contribution limitations under ERISA and the Internal Revenue Code. Company contributions and vesting are also specified by the various collective bargaining agreements.

Participant Loans and Withdrawals

CRISP Salary and non-union CRISP Hourly participant may generally borrow up to 50% of their vested account balance up to $50,000. The loans must be repaid through payroll deductions within five years, unless the loan proceeds are used to purchase a primary residence, in which case the loan may be repaid within ten years. The loans carry a market rate of interest as determined by the Plan's administrator. The minimum amount that may be borrowed is $1,000.

The Plans allow for hardship withdrawals of pre-tax or after-tax account balances and for general withdrawals of after-tax amounts. Balances may also be withdrawn after the participant reaches the age of fifty-nine and a half or upon the termination of employment, death, long-term disability, or retirement of the employee. Restrictions and available forms of the payouts are detailed in the Plans' document.

Plan Termination

The term of the Plans are indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plans remain for the exclusive benefit of the Plans' participants and beneficiaries. In the event the Plans are terminated, each participant's Company contribution becomes fully vested. The Company may direct the Trustee either to distribute the Plans' assets to the participants, or to continue the Trust and distribute benefits as though the Plans had not been terminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The combined financial statements include the combined accounts of the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees. The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The investment in common stock of ConAgra Foods, Inc. is stated at the fair value as determined by the closing market price on the New York Stock Exchange on the last business day of the year. Mutual funds are stated at their fair value as published in the Wall Street Journal. Invested cash is stated at redemption value or at cost, which approximates fair value. Stable asset investments are stated at contract value (Note 3). Participant loans are stated at cost, which approximates fair value.

Net appreciation or depreciation in the fair value of investments, including realized gains (losses) on sales of investments, is based upon the fair value as determined by quoted market prices of the security at the beginning of the year or on an average cost basis relating to securities acquired during the year.

Interest and dividend income are recorded on the accrual basis. Security transactions are recorded as of the trade date.

Fees and Expenses

Fees, brokerage commissions and expenses that are incurred directly in the interest of the Plans are charged to the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plans utilize various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Reclassifications

Certain reclassifications have been made to the 2002 amounts to conform to the 2003 presentation.

3. STABLE ASSET INVESTMENTS

The Plans have entered into various benefit-responsive investment contracts issued by insurance companies and banks. These contracts are included in the financial statements at contract value of $219,671,763. The fair value of these contracts is approximately $226,358,200. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment contract.

Crediting interest rates under certain of these contracts are variable and may be reset based upon the performance of the underlying assets. At December 31, 2003 and 2002, the crediting interest rate on these contracts ranged from 4.92% to 6.79% and 5.35% to 6.53%, respectively. The average yields on these contracts for the years ended December 31, 2003 and 2002 were approximately 5.06% and 5.46%, respectively. Under these contracts, penalties may be incurred for early withdrawal from the contracts by the plan sponsor, plan termination and various other employer initiated events. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

4. INTEREST IN MASTER TRUST

The Plans' investment assets are held in a trust account at State Street Bank and Trust Company (the Trustee) and consist of an interest in an investment account of the ConAgra Foods, Inc. Defined Contribution Plans Master Trust (the Master Trust), a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets of the CRISP Salary and CRISP Hourly Plans for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of the plan to the total of the interests of the participating plans.

The investments of the Master Trust at December 31, 2003 and 2002, are summarized as follows:

Assets:	2003	2002
Investments at Fair Value:		
Common stock	$ 478,728,033	$ 485,371,521
Mutual funds	648,661,265	510,166,757
Guaranteed investment contracts	219,671,762	205,449,004
Invested cash	5,890,688	8,062,383
Total Investments	1,352,951,748	1,209,049,665
Interest and Dividends Receivable	3,068,592	1,463,923
Total Assets	1,356,020,340	1,210,513,588
Liabilities:		
Other Liabilities	1,184,541	1,508,522
Total Liabilities	1,184,541	1,508,522
Net Assets Available in the Master Trust	$1,354,835,799	$1,209,005,066

The net investment income/(loss) of the Master Trust for the years ended December 31, 2003 and 2002, is summarized as follows:

	2003	2002
Dividend and interest income	$ 44,135,288	$ 44,570,423
Net appreciation (depreciation) of investments:		
Common stock	25,843,224	25,809,799
Mutual funds	97,050,153	(115,161,436)
Net appreciation (depreciation) of investments	122,893,377	(89,351,637)
Net investment income/(loss)	$ 167,028,665	$ (44,781,214)

The Plans' interest in the Master Trust, as a percentage of net assets available in the Master Trust, was approximately 87% for CRISP Salary and 13% for CRISP Hourly at December 31, 2003 and 2002, respectively. While the Plans participate in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest. Therefore, the Master Trust investment income (loss) may not be allocated evenly among the plans participating in the Master Trust.

5. CONAGRA FOODS COMMON STOCK FUNDS INVESTMENT ACTIVITY

Information about the net assets and the significant components of the changes in net assets relating to the investments in the ConAgra Foods Common Stock Funds A and B is below. These assets relate to both participant directed investments and non-participant directed investments in the ConAgra Foods Common Stock Funds A and B.

	December 31, 2003		December 31, 2002	
	CRISP Salary	CRISP Hourly	CRISP Salary	CRISP Hourly
Net Assets:				
Plan interest in Master Trust	$ 415,254,337	$ 64,753,595	$ 430,052,136	$ 57,358,431

	Year Ended December 31, 2003		Year Ended December 31, 2002	
	CRISP Salary	CRISP Hourly	CRISP Salary	CRISP Hourly
Net Assets Available for Benefits, Beginning of Year	$ 430,052,136	$ 57,358,431	$ 446,204,179	$ 51,741,422
Changes in Net Assets:				
Interest and Dividends	17,292,852	2,257,764	12,795,342	1,589,457
Net Appreciation	22,235,110	3,608,114	23,103,508	2,706,291
Employee Contributions	11,187,088	3,025,812	13,572,208	3,532,968
Employer Contributions	19,463,164	5,696,813	23,084,975	8,117,845
Distributions to Plans' Participants	(35,213,661)	(4,517,240)	(36,893,107)	(5,279,140)
Trustee and Other Fees	(498,127)	(72,992)	(797,361)	(95,647)
Transfers to Participant-Directed Investments	(48,843,670)	(2,598,326)	(26,427,181)	(1,157,345)
Plan Mergers and Plan Transfers Out	(420,555)	(4,781)	(24,590,427)	(3,797,420)
Net Assets Available for Benefits, End of Year	$ 415,254,337	$ 64,753,595	$ 430,052,136	$ 57,358,431

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 11, 2002, for both the CRISP Salary and Hourly Plans and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Company and the plan administrator believe that the Plans are currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plans and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plans' financial statements.

A participant's basic and supplemental contributions are made on a pre-tax basis, i.e., excluded from gross income for tax purposes, but such contributions are subject to social security taxes. These contributions will be taxed to the participant upon receipt. Amounts contributed by the Company are deductible currently by the Company. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution.

7. RELATED PARTY TRANSACTIONS

Master Trust investments include 18,140,509 and 19,407,098 shares ConAgra Foods, Inc. Common Stock with a fair value of $478,728,033 and $485,371,521 at December 31, 2003 and 2002, respectively. ConAgra Foods, Inc. is the sponsor of the Plans and the Master Trust and, therefore, these transactions qualify as related party transactions.

The Plan's invested cash in the Shorter-Term Fixed Income and ConAgra Stock Funds are managed by State Street. State Street is the trustee as defined by the Plans and, therefore, these transactions qualify as party-in-interest transactions.

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
* ConAgra, Inc. - Common Stock Fund A	18,140,509 shares (cost $443,123,974)	$ 478,728,033
Mutual Funds:		
IDEX JCC Growth-T Fund	6,670,564 shares	143,683,946
Vanguard Institutional Index Fund	1,807,751 shares	183,992,876
Fidelity Asset Manager	7,263,891 shares	114,478,926
Vanguard Total Bond Market Index Fund	12,301,452 shares	126,827,975
Vanguard International Growth Fund	555,771 shares	28,499,935
American Century Cap Portfolios	3,288,303 shares	19,039,277
Rowe T. Price Mid Cap Value Fund	1,580,055 shares	32,138,330
		648,661,265
Guaranteed Investment Contracts:		
Aetna Life Insurance	Contract #14073, 6.79%, due 12/31/04	394,373
2002 HE3 Asset BKD CL II A	Asset Backed Security, due 10/15/2032	89,363
2003 HE1 PASSTHRU CTF CL A2	Asset Backed Security, due 01/15/2033	95,267
Home 2003 HE3 PASSTHRU CTF CL A2	Asset Backed Security, due 06/15/2033	76,552
Home 2003 HE3 Asset BKD CL M1	Asset Backed Security, due 06/15/2033	111,019
Home SER 2003 HE4 CL A3	Asset Backed Security, due 08/15/2033	204,713
2003 HE5 ASSET BKD CTF CL A2 B	Asset Backed Security, due 08/2033	178,571
Accredited MTG LN TR 2003 2 NT CL A1	Asset Backed Security, 4.23%, due 10/25/2033	431,562
Accredited MTG LN TR SER 2003 2 NT CL A1	Asset Backed Secruity, 4.46%, due 01/25/2034,12/33	403,067
ACE SECS CORP 2002 HE 1 CTF M1	Asset Backed Security, due 06/25/2032	100,521
ACE SECS CORP 2003 HE 1 CTF M1	Asset Backed Security, due 11/25/2033	80,024
ACE SECS CORP Home Equity Ln 2003 HS1 MTG CTF CL M1	Asset Backed Security, due 06/25/2033	50,018
ACE SECS CORP Home Eqity LN T SER 2003 NC1 CL MI	Asset Backed Security, due 07/25/2033	70,022
ACE SECS CORP Home Equity LN SER 2003 TC1 CL A2	Asset Backed Security, due 06/25/2033	127,750
Americredit Automobile Receivable Trust 01-B A4	Asset Backed Security, 5.37%, 06/12/2008	1,805,842
Americredit Automobile Receivable Trust 01-C A4	Asset Backed Security, 5.01%, 07/14/2008	1,918,976
Americredit Automobile Receivable Trust 03-BX A3	Asset Backed Security, 2.11%, 08/06/2007	145,721
Americredit Automobile Receivable Trust 03-BX A4A	Asset Backed Security, 2.72%, 01/06/2010	215,744
Americredit Automobile Receivable Trust 03-CF A3	Asset Backed Security, 2.75%, 10/09/2007	222,556
Americredit Automobile Receivable Trust 03-CF A4	Asset Backed Security, 3.48%, 05/06/2010	362,611
Ameriquest MTG SECS INC 2002 4 CTF CL A2	Asset Backed Security, due 02/25/2033	113,102
Ameriquest MTG SECS INC 2002 4 Asset BKD CTF CL M1	Asset Backed Security, due 02/25/2033	105,616
Ameriquest MTG SECS INC 2003 30Asset BKD CTF CL M1	Asset Backed Security, due 03/25/2033	75,509
Ameriquest MTG SECS INC 2003 6 Asset BKD CTF CL M 1	Asset Backed Security, due 08/25/2033	332,017
Ameriquest MTG SECS INC 2003 7 Asset BKD Passthru	Asset Backed Security, due 08/25/2033	126,184
Ameriquest MTG SECS INC 2003 AR2 Asset Passthru CTF M1	Asset Backed Security, due 05/25/2033	65,048
Structured Asset SECS Corp SER 2002 BC9 Passthru CTF CL A2	Asset Backed Security, 5.90%, due 12/25/2032	162,455
Argent SECS INC 2003 W3 CTF AV1B	Asset Backed Security, due 09/25/2033	73,345
Argent SECS INC 2003 W3 CTF AV 2	Asset Backed Security, due 09/25/2033	82,402
Argent SECS INC 2003 W9 Asset BKD CTF CL M1	Asset Backed Security, due 03/25/2034	460,259
Bayview FINL Asset TR 2003 F MTG Pass CTF CL A	Asset Backed Security, due 09/28/2043	790,144
GraceChurch Card Funding PLC SER 5CL A2	Asset Backed Security, 2.7%, due 08/15/2008	543,011
GraceChurch Card Funding FDG NO 5 PLC Asset Backed NT CL B	Asset Backed Security, due 08/15/2008	70,062
Boston Edison 99-1	Asset Backed Security, 6.62%, due 03/15/2007	554,791
BMWOT 02-A A3	Asset Backed Security, 3.80%, due 05/15/2006	345,447
BOIT 02-A2	Asset Backed Security, 4.16%, due 01/15/2008	1,695,853
BOIT 03-B2 CL B2	Asset Backed Security, due 02/17/2009	610,412
CARAT 02-3 A2A	Asset Backed Security, 3.05%, due 09/15/2005	481,420
CCIT 01-B2 B2 3ML +47	Asset Backed Security, due 12/10/2008	554,315
CCIMT 1997-6 A	Asset Backed Security, 6.32%, due 08/15/2006	2,233,854
CDC MTG CAP TR 2002 HE MTG CTF CL M1	Asset Backed Security, due 03/25/2033	91,527
CDC MTG CAP TR 2003 HE1 MTG CTF CL M 1	Asset Backed Security, due 08/25/2033	100,513
CDC MTG CAP TR 2003 HE2 Passthru CTF CL M 1	Asset Backed Security, due 10/25/2033	55,418
CDC MTG CAP TR 2003 HE3 MTG Passthru CL M1	Asset Backed Security, due 11/25/2033	105,036

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR (Continued)
DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Guaranteed Investment Contracts:		
CHASE CR Card Owner TR SER 2003 6 B	Asset Backed Security, due 02/15/2011	$ 410,682
COAFT 01-B A4	Asset Backed Security, 4.88%, 09/15/2008	244,554
COAFT 02-A A3	Asset Backed Security, 4.03%, 08/15/2006	749,347
COAFT 02-B	Asset Backed Security, 2.71%, 10/16/2006	319,041
COAFT 02-C A3A	Asset Backed Security, 2.65%, 04/16/2007	313,910
COAFT 03-A A3A	Asset Backed Security, 1.83%, 10/15/2007	339,332
COMET 02-B1 B1 ML +68	Asset Backed Security, 07/15/2008	442,798
COMET 03-2B	Asset Backed Security, 3.50%, 02/17/2009	300,621
COMET 03-A4	Asset Backed Security, 3.65%, 07/15/2011	246,969
COMET 03-B4 B4 1ML	Asset Backed Security, 07/15/2011	285,399
Capital One Master Trust 01-5	Asset Backed Security, 5.30%, 06/15/2009	474,417
Capital One Master Trust 01-7A	Asset Backed Security, 3.85%, 08/15/2007	1,020,988
Capital One Master Trust 01-8A	Asset Backed Security, 4.6%, 08/17/2009	294,569
Capital One Master Trust 02-4	Asset Backed Security, 4.90%, 03/15/2010	386,060
CWABS INC 2002 5 Asset BKD CTF CL MV 1	Asset Backed Security, due 03/25/2033	30,413
Discover Card MT 1 2003 4 NT Subser 1 CL B	Asset Backed Security, due 05/16/2011	345,028
FCCMT 01-C A	Asset Backed Security, 3.86%, 03/15/2007	422,710
Fieldstone MTG INVT CORP 2003 1 MTG CTF CL M1	Asset Backed Security, due 11/25/2033	100,035
Ford Credit Auto Owner Trust 01-B	Asset Backed Security, 5.36%, 06/15/2005	1,701,162
FUSAM 98-9 A	Asset Backed Security, 5.28%, 09/18/2006	3,005,720
GS MTG SECS CORP 2003 HE2 MTG CTF M 1	Asset Backed Security, due 08/25/2033	125,175
Household Automotive TR 2002 2 NT CL A 3	Asset Backed Security, 2.85%, 03/19/2007	605,782
Household Automotive TR 2002 3 NT CL CL A 3 A	Asset Backed Security, 2.75%, 06/18/2007	258,378
Household Automotive TR 2003 1 NT CL A3	Asset Backed Security, 1.73%, 12/17/2007	565,561
Credit Suisse First Boston MTG 2003 3 Home Equity CTF A2	Asset Backed Security, due 08/25/2033	204,362
Credit Suisse First Boston MtTG 2003 4 Home Equity Passthru CL	Asset Backed Security, due 10/25/2033	161,324
Credit Suisse First Boston MTG 203 5 Home Equity Passthru CI	Asset Backed Security, due 12/25/2033	149,692
Household Home Equity LN TR 2003 1 Asset Backed NT CL A	Asset Backed Security, due 10/20/2032	603,610
Household Home Equity LN TR SER 2003 1 Asset Backed CL M	Asset Backed Security, due 10/20/2032	127,374
Houshold Home Equity LN TR SER 2003 2 NT CL M	Asset Backed Security, due 09/20/2033	185,116
Household MTG LN TR 2002 HC1 Asset BKD NT CL A	Asset Backed Security, due 05/20/2032	200,549
Household MTG LN TR 2002 HC1 Asset Backed NT CL M	Asset Backed Security, due 05/20/2032	105,132
Household MTG LN TR 2003 HC1 Asset BKD NT CL A	Asset Backed Security, due 02/20/2033	658,849
Household MTG LN TR SER 2003 HC2 CL M	Asset Backed Security, due 06/20/2033	329,761
Household Private Label Credit Corp. 01-2 A	Asset Backed Security, 4.95%, 06/16/2008	1,483,991
Household Private Label Credit Corp. 02-1 A	Asset Backed Security, 5.50%, 01/18/2011	538,634
Long Beach MTG LN TR 2003 2 Asset BKD CTF CL A 2	Asset Backed Security, due 06/25/2033	162,361
Long Beach MTG LN TR 2003 3 MTG CTF CL M	Asset Backed Security, due 07/25/2033	387,235
MBNA 02-1A	Asset Backed Security, 4.95%, 06/15/2009	1,468,420
MBNAM 99-G A	Asset Backed Security, 6.35%, 12/15/2006	3,090,107
MBNAS 02-1B	Asset Backed Security, 5.15%, 07/15/2009	212,277
MBNAS 03-B3	Asset Backed Security, due 01/18/2011	285,276
MBNAS 03-B5 B5 1ML	Asset Backed Security, due 02/15/2011	397,109
MetLife Capital Equipment 97-A	Asset Backed Security, 6.85%, 05/20/2008	288,780
M&I Auto Loan Trust 01-1 A3	Asset Backed Security, 4.49%, 04/20/2006	133,537
M&I Auto Loan Trust 03-1 A3	Asset Backed Security, 2.31%, 02/20/2008	541,878
M&I Auto Loan Trust 03-1 OPT1 1ML	Asset Backed Security, due 10/25/2028	220,077
MSAC 03-HE1 M1 1ML	Asset Backed Security, due 06/27/2033	191,414
MSAC 03-HE1 M1 1ML	Asset Backed Security, due 09/26/2033	235,833
MSAC 03-HE1 M1 1ML	Asset Backed Security, due 06/25/2033	136,026
MSAC 03-HE1 M1 1ML	Asset Backed Security, due 09/25/2033	110,032
MSDWC 02-HE1 M1 1ML	Asset Backed Security, due 07/25/2032	125,269
MSDWC 02-OP1 M1 1ML	Asset Backed Security, due 09/25/2032	70,385

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR (Continued)
DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value		Current Value
Guaranteed Investment Contracts:			
NALT 03-A A3B	Asset Backed Security, 2.57%, 06/15/2009	$	401,257
NAROT 02-C A3	Asset Backed Security, 2.60%, 08/15/2006		504,643
NCHET 03-06 M1 1ML	Asset Backed Security, due 01/25/2034		219,540
NHEL 03-2 M-1 1ML	Asset Backed Security, due 09/25/2033		90,517
ONYX 02-C A3	Asset Backed Security, 3.29%, 09/15/2006		335,543
ONYX 02-D A3	Asset Backed Security, 2.47%, 12/15/2006		524,725
ONYX 03-C A4	Asset Backed Security, 2.66%, 05/17/2010		683,691
ONYX 03-D A3	Asset Backed Security, 2.4%, 12/15/2007		326,607
RAMP 03-RZ2 A1	Asset Backed Security, 3.6%, 04/25/2033		384,625
SBM7 02-HE1 A 1ML	Asset Backed Security, due 06/25/2033		222,217
SCAMT 00-2 A	Asset Backed Security, 6.75%, 09/16/2009		301,858
SCAMT 98-2 A	Asset Backed Security, 5.25%, 10/16/2008		1,273,622
Toyota 2000-A	Asset Backed Security, 7.21%, 04/15/2007		814,365
TAROT 02-A A3	Asset Backed Security, 2.62%, 02/12/2007		576,668
TMTS 03-6HE A1 1ML	Asset Backed Security, due 11/25/2033		246,323
TMTS 03-8HE A1 1ML	Asset Backed Security, due 12/25/2034		310,041
USAOT 02-1 A3	Asset Backed Security, 3.00%, 10/16/2006		226,860
USAOT 02-1 A3	Asset Backed Security, 1.58%, 6/15/2007		607,400
WESTO 02-2 A3	Asset Backed Security, 3.81%, 02/20/2007		1,383,437
WESTO 02-4 A3A	Asset Backed Security, 2.39%, 08/20/2007		696,377
Wells Fargo Auto Trust 2001-A	Asset Backed Security, 4.68%, 02/15/2005		21,789
BACM 00-2 A2	Collateralized Mortgage Backed Security, 7.1975%, 09/15/2032		167,817
BSCMS 03-PWR2 A3	Collateralized Mortgage Backed Security, 4.83%, 05/11/2039		184,578
COMM 99-1 A2	Collateralized Mortgage Backed Security, 6.46%, 05/15/2032		1,117,348
Credit Suisse First Boston 01-CK3	Collateralized Mortgage Backed Security, 6.04%, 05/17/2040		591,291
Creidt Suisse First Boston 01-CP4	Collateralized Mortgage Backed Security, 5.26%, 09/15/2041		633,368
Creidt Suisse First Boston 03-C4 A3	Collateralized Mortgage Backed Security, due 08/15/2036		245,148
Creidt Suisse First Boston 03-C5 A3	Collateralized Mortgage Backed Security, 4.429%, 12/15/2036		402,616
Creidt Suisse First Boston 98-C1 A1B	Collateralized Mortgage Backed Security, 6.48%, 06/15/2034		533,343
Credit Suisse First Boston 1999-C1	Collateralized Mortgage Backed Security, 7.29%, 12/15/2035		1,672,548
DLJ Commercial Mortgage 98-CF1	Collateralized Mortgage Backed Security, 6.41%, 02/18/2031		1,610,272
DLJ Commercial Mortgage 98-CG1 A1B	Collateralized Mortgage Backed Security, 6.41%, 06/10/2031		267,805
DLJ Commercial Mortgage 99-CG1 A1B	Collateralized Mortgage Backed Security, 6.46%, 03/10/2032		469,128
DLJ Commercial Mortgage 99-CG2 A1B	Collateralized Mortgage Backed Security, 7.30%, 06/10/2032		151,246
SLJCM 99-G3 A1A	Collateralized Mortgage Backed Security, 7.12%, 10/10/2032		476,229
DMARC 98-C1 A2	Collateralized Mortgage Backed Security, 6.538%, 06/15/2031		275,157
GCCFC 03-C1 A2	Collateralized Mortgage Backed Security, 3.285%, 07/05/2035		382,140
GE Capital Commercial Mortgage Corp. 2001-2	Collateralized Mortgage Backed Security, 6.03%, 08/11/2033		1,530,849
GMACC 99-C1 A2	Collateralized Mortgage Backed Security, 6.175%, 05/15/2033		582,118
GNR 02-37 C	Collateralized Mortgage Backed Security, 5.88%, 06/16/2024		526,581
GNR 02-83 B	Collateralized Mortgage Backed Security, 4.6951%, 12/16/2024		195,715
GNR 02-9 B	Collateralized Mortgage Backed Security, 5.881%, 03/16/2024		191,175
GNR 03-36 C	Collateralized Mortgage Backed Security, 4.2545%, 02/16/2031		274,424
GNR 03-64 B	Collateralized Mortgage Backed Security, 4.528%, 04/16/2032		482,880
GNR 03-87 CSTR	Collateralized Mortgage Backed Security, due 08/16/2032		809,292
GSMS 03-CA A2A	Collateralized Mortgage Backed Security, 3.59%, 01/10/2040		337,190
JP Morgan Chase Commercial Finance Corp. 99-C7 A2	Collateralized Mortgage Backed Security, 6.507%, 10/15/2035		72,809
JP Morgan Chase Commercial Finance Corp. 99-C8 A1	Collateralized Mortgage Backed Security, 7.325%, 07/15/2031		2,177,224
JP Morgan Chase Commercial Finance Corp. 99-C8 A2	Collateralized Mortgage Backed Security, 7.4%, 07/15/2031		419,996
Prudencial Securities Secured Finance Corp.	Collateralized Mortgage Backed Security, 7.617%, 05/17/2032		723,233
LB Commercial Conduit Manufacturing Trust 99-C1 A2	Collateralized Mortgage Backed Security, 6.78%, 06/15/2031		1,644,049
LBUBS 01-C3 A1	Collateralized Mortgage Backed Security, 6.06%, 06/15/2020		607,410
LBUBS 02-C4 A2	Collateralzied Mortgage Backed Security, 4.023%, 09/15/2026		877,430
LBUBS 03-C3 A2	Collateralzied Mortgage Backed Security, 3.086%, 05/15/2027		279,750
LBUBS 03-C5 A2	Collateralzied Mortgage Backed Security, 3.478%, 07/15/2027		736,960

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR (Continued)
DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value		Current Value
Guaranteed Investment Contracts:			
MCFI 98-MC2 A2	Collateralzied Mortgage Backed Security, 6.423%, 06/18/2030	$	533,133
MSC 03-IQ5 A3	Collateralzied Mortgage Backed Security, 4.71%, 04/15/2038		263,850
Morgan Stanley Capital 98-HF2	Collateralized Mortgage Backed Security, 6.48%, 11/15/2030		900,793
Morgan Stanley Capital 98-WF1	Collateralized Mortgage Backed Security, 6.55%, 03/15/2030		428,866
Morgan Stanley Capital 98-WF2	Collateralized Mortgage Backed Security, 6.54%, 07/15/2030		246,470
Morgan Stanley Capital 99-CAM1	Collateralized Mortgage Backed Security, 6.76%, 03/15/2032		1,945,162
Morgan Stanley Capital 99-WF1	Collateralized Mortgage Backed Security, 6.48%, 11/15/2031		421,116
Morgan Stanley Dean Witter Capital 00-PRIN	Collateralized Mortgage Backed Security, 7.18%, 02/23/2034		878,807
Morgan Stanley Dean Witter Capital 01-PPM	Collateralized Mortgage Backed Security, 6.40%, 02/15/2031		1,379,999
SBM7 00-C1 A2	Collateralized Mortgage Backed Security, 7.52%, 12/18/2009		462,089
SBM7 00-C3 A2	Collateralized Mortgage Backed Security, 6.592%, 12/18/2033		405,764
Abbey National MTN	Corporate Bond, 6.69%, 10/17/2005		1,095,258
AGFC SR MTN	Corporate Bond, 2.75%, 06/15/2008		33,736
American General Finance SR MTN	Corporate Bond, 4.50%, 11/15/2007		367,176
American General Finance SR MTN	Corporate Bond, 4.625%, 09/01/2010		749,398
Amerian General Finance Corp	Corporate Bond, 5.88%, 07/14/2006		147,357
Ameritech Cap	Corporate Bond, 6.25%, 05/18/2009		1,240,800
ASSOC-NA GLBL	Corporate Bond, 6.25%, 11/01/2008		246,723
Bank America Corporation	Corporate Bond, 4.375%, 12/01/2010		1,259,685
Bank One Corp.	Corporate Bond, 3.7%, 01/15/2008		545,259
BankAmer Corp	Corporate Bond, 6.625%, 08/01/2007		274,234
Bank America Corporation	Corporate Bond, 3.88%, 01/15/2008		544,629
BankAmer GLBL	Corporate Bond, 7.4%, 01/15/2011		869,006
Bank One Corp.	Corporate Bond, 6.50%, 02/01/2006		1,056,941
Atlantic Richfield Co.	Corporate Bond, 10.88%, 07/15/2005		1,778,005
BRIT COLMB PROV	Corporate Bond, 7.25%, 02/08/2005		331,742
BRITISH COL PROV 5	Corporate Bond, , 06/25/2009		752,330
CANADA MTGE&HSG	Corporate Bond, 2.95%, 06/02/2008		392,481
Citigroup GLBL	Corporate Bond, 7.25%, 10/01/2010		982,457
Citigroup GLBL	Corporate Bond, 3.5%, 02/01/2008		682,281
Citigroup Inc.	Corporate Bond, 6.75%, 12/01/2005		524,165
Credit Suisse F	Corporate Bond, 5.75%, 04/15/2007		202,726
Credit Suisse First Boston U	Corporate Bond, 5.88%, 08/01/2006		259,419
EKSPORTFINANS	Corporate Bond, 5.75%, 06/06/2006		447,671
Export DEV CDA	Corporate Bond, 2.375%, 04/21/2006		252,452
Export DEV Corp	Corporate Bond, 4%, 08/01/2007		517,088
GE CAP GLBL	Corporate Bond, 3.5%, 08/15/2007		466,283
GE ELEC MTN GLB	Corporate Bond, 5.875%, 02/15/2012		581,373
GECAP	Corporate Bond, 3.5%, 05/01/2008		211,438
GECAP MTN	Corporate Bond, 3.25%, 06/15/2009		672,135
General Electric Capital Company	Corporate Bond, 5.00%, 06/15/2007		437,621
Goldman Sachs	Corporate Bond, 6.875%, 01/15/2011		1,459,137
Merrill Lynch Series B	Corporate Bond, 6.15%, 01/26/2006		828,470
Morgan Stanley Dean Witter	Corporate Bond, 6.10%, 04/15/2006		372,299
MSTDW	Corporate Bond, 3.625%, 04/01/2008		242,514
Morgan Stanley Dean Witter	Corporate Bond, 5.80%, 04/01/2007		1,184,093
Nationwide Bld	Corporate Bond, 4%, 01/15/2009		630,557
Ontario Providence	Corporate Bond, 6.00%, 02/21/2006		698,004
Pitney Bowes Incorporated	Corporate Bond, 5.88%, 05/01/2006		663,976
Protective MTN	Corporate Bond, 3.7%, 11/24/2008		280,175
Quebec	Corporate Bond, 7.00%, 01/30/2007		167,008
Quebec Global	Corporate Bond, 5.50%, 04/11/2006		97,867
Quebec Prov GLB	Corporate Bond, 5.50%, 07/17/2009		728,876
SBC COMM GLBL	Corporate Bond, 6.25%, 03/15/2011		272,701
SW AIR PASS THRU	Corporate Bond, 5.50%, 11/01/2006		731,034

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Guaranteed Investment Contracts:		
Wachovia Corp 2	Corporate Bond, 3.50%, 8/15/2008	$ 756,732
Wells Fargo Bank N.A.	Corporate Bond, 7.80%, 06/15/2010	2,030,188
Fannie Mae GLBL	Corporate Bond, 5.25%, 04/15/2007	4,985,964
FHLB	Corporate Bond, 2.2875%, 06/15/2010	6,005,717
FHLB	Corporate Bond, 3.875%, 12/15/2005	575,250
FHLB GLBL	Corporate Bond, 2.25%, 09/15/2031	2,347,910
FHLMC	Corporate Bond, 5.25%, 01/15/2006	16,457,047
FHLMC	Corporate Bond, 2.75%, 10/16/2006	1,740,699
FHLMC	Corporate Bond, 2.875%, 09/15/2005	241,286
FHLMC	Corporate Bond, 3.625%, 09/15/2008	1,140,721
FHLMC GLBL	Corporate Bond, 2.875%, 12/15/2006	2,052,173
FNMA	Corporate Bond, 6.25%, 02/01/2011	831,649
FNMA	Corporate Bond, 2.625%, 11/15/2006	2,607,929
FNMA	Corporate Bond, 3.25%, 01/15/2008	4,830,790
FNMA	Corporate Bond, 4%, 09/02/2008	1,171,712
FNMA	Corporate Bond, 4.25%, 07/15/2007	1,181,022
FNMA Global	Corporate Bond, 4.75%, 06/18/2007	482,898
CWHL 02-25 2A1	Mortgage Backed Security, 5.5%, 11/27/2017	283,534
CWHL 02-32 2A3	Mortgage Backed Security, 5%, 01/25/2018	130,738
FHR 1490 PH	Mortgage Backed Security, 6.25%, 05/15/2008	926,136
FHR 1519 G	Mortgage Backed Security, 6.75%, 04/15/2008	1,305,961
FHR 1608 J	Mortgage Backed Security, 6.00%, 05/15/2031	771,108
FHR 1650 H	Mortgage Backed Security, 6.25%, 09/15/2031	1,516,175
FHR 1669 G	Mortgage Backed Security, 6.50%, 06/15/2031	1,111,697
FHR 1679 D	Mortgage Backed Security, 6.00%, 06/15/2030	974,290
FHR 1680 PH	Mortgage Backed Security, 6.25%, 06/15/2022	397,760
FHR 1684 G	Mortgage Backed Security, 6.50%, 10/15/2022	432,539
FHR 2290	Mortgage Backed Security, 6.00%, 02/15/2023	494,223
FHR 2292 QT	Mortgage Backed Security, 6.5%, 09/15/2008	146,443
FHR 2313 C	Mortgage Backed Security, 6.00%, 01/15/2023	657,185
FHR 2328 C	Mortgage Backed Security, 6.00%, 03/15/2023	435,454
FHR 2333 VA	Mortgage Backed Security, 7.00%, 02/15/2031	387,292
FHR 2355 AE	Mortgage Backed Security, 6.00%, 08/22/2008	1,759,188
FHR 2355 CD	Mortgage Backed Security, 6.5%, 09/15/2006	65,025
FHR 2365 C	Mortgage Backed Security, 6.00%, 05/15/2030	1,792,208
FHR 2473 JB	Mortgage Backed Security, 5.50%, 06/25/2030	218,460
FNMA 15YR	Mortgage Backed Security, 5.00%, 01/2019 #TBA	44,207
FNMA 15YR	Mortgage Backed Security, 5.00%, 05/1/2018 #697604	72,970
FNMA 15YR	Mortgage Backed Security, 5.00%, 07/1/2018 #723031	154,053
FNMA 15YR	Mortgage Backed Security, 5.50%, 01/01/2017 #675605	251,685
FNMA 15YR	Mortgage Backed Security, 5.50%, 02/01/2018 #673213	314,426
FNMA 15YR	Mortgage Backed Security, 5.50%, 03/01/2018 #693850	261,448
FNMA 15YR	Mortgage Backed Security, 5.50%, 04/01/2017 #693038	240,173
FNMA 15YR	Mortgage Backed Security, 5.50%, 04/01/2018 #705404	325,873
FNMA 15YR	Mortgage Backed Security, 5.50%, 06/01/2017 #545764	216,333
FNMA 15YR	Mortgage Backed Security, 5.50%, 09/01/2017 #654050	288,420
FNMA 15YR	Mortgage Backed Security, 5.50%, 11/01/2017 #664194	208,416
FNMA 15YR	Mortgage Backed Security, 5.50%, 10/01/2017 #662626	281,643
FNMA 15YR	Mortgage Backed Security, 5.50%, 11/01/2016 #607758	218,255
FNMA 15YR	Mortgage Backed Security, 5.50%, 11/01/2017 #254511	236,152
FNMA 15YR	Mortgage Backed Security, 5.50%, 09/01/2017 #663815	220,425
FNMA 15YR	Mortgage Backed Security, 5.50%, 11/01/2017 #674171	242,952
FNMA 15YR	Mortgage Backed Security, 5.50%, 12/01/2017 #668358	233,750
FNMA 15YR	Mortgage Backed Security, 6.00%, 10/01/2017 #555303	1,620,268
FNMA 15YR	Mortgage Backed Security, 6.00%, 02/01/2017 #623602	112,622
FNMA 15YR	Mortgage Backed Security, 6.00%, 02/01/2017 #627625	103,843

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR (Continued)
DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Guaranteed Investment Contracts:		
FNMA 15YR	Mortgage Backed Security, 6.00%, 02/01/2017 #631113	$ 88,595
FNMA 15YR	Mortgage Backed Security, 6.00%, 05/01/2017 #643837	93,279
FNMA 15YR	Mortgage Backed Security, 6.00%, 08/01/2016 #589488	105,061
FNMA 15YR	Mortgage Backed Security, 6.00%, 08/01/2016 #595718	101,480
FNMA 15YR	Mortgage Backed Security, 6.00%, 08/01/2016 #599515	63,757
FNMA 15YR	Mortgage Backed Security, 6.00%, 10/01/2016 #605971	114,651
FNMA 15YR	Mortgage Backed Security, 6.50%, 01/01/2019 #TBA	466,400
FNMA 15YR	Mortgage Backed Security, 6.50%, 01/01/2019 #TBA	308,686
FNMA 15YR	Mortgage Backed Security, 6.50%, 01/01/2019 #TBA	(1,863,636)
FNMA 15YR	Mortgage Backed Security, 6.50%, 03/01/2013 #417846	129,661
FNMA 15YR	Mortgage Backed Security, 6.50%, 03/2017 #628440	640,557
FNMA 15YR	Mortgage Backed Security, 6.50%, 05/01/2013 #251700	273,290
FNMA 15YR	Mortgage Backed Security, 6.50%, 05/2013 #429707	466,299
FNMA 15YR	Mortgage Backed Security, 6.50%, 06/01/2017 #254343	839,169
FNMA 15YR	Mortgage Backed Security, 6.50%, 06/01/2013 #432259	102,772
FNMA 15 YR	Mortgage Backed Security, 6.50%, 06/01/2017 #645916	403,233
FNMA 15 YR	Mortgage Backed Security, 6.50%, 07/01/2016 #566842	133,465
FNMA 15 YR	Mortgage Backed Security, 6.50%, 07/01/2016 #581798	579,394
FNMA 15 YR	Mortgage Backed Security, 6.50%, 01/01/2018 #555086	799,603
FNMA 15 YR	Mortgage Backed Security, 6.50%, 11/01/2013 #323364	130,045
FNMA 15 YR	Mortgage Backed Security, 6.50%, 11/01/2017 #555419	362,495
FNMA 15 YR	Mortgage Backed Security, 6.50%, 12/01/2010 #313697	322,873
FNMA 15 YR	Mortgage Backed Security, 6.50%, 12/01/2014 #535057	317,460
FNMA 15 YR	Mortgage Backed Security, 7.00%, 01/01/2013 #756135	97,229
FNMA 15 YR	Mortgage Backed Security, 7.00%, 01/01/2016 #535662	488,101
FNMA 15 YR	Mortgage Backed Security, 7.00%, 05/01/2017 #641788	107,921
FNMA 15 YR	Mortgage Backed Security, 7.00%, 07/01/2017 #254414	637,550
FNMA 15 YR	Mortgage Backed Security, 7.00%, 09/01/2016 #545369	190,035
FNR 01-53 OH	Mortgage Backed Security, 6.50%, 06/25/2016	56,843
FNR 02-18 PE	Mortgage Backed Security, 5.50%, 04/25/2031	873,152
FNR 02-52 PA	Mortgage Backed Security, 6.00%, 12/25/2026	116,208
FNR 02-64 PC	Mortgage Backed Security, 5.50%, 02/15/2029	701,317
FNR 03-128 NZ	Mortgage Backed Security, 4.00%, 01/25/2019	159,133
FNR 92-48 HB	Mortgage Backed Security, 7.00%, 04/25/2007	620,662
FNR 94-27 PH	Mortgage Backed Security, 6.50%, 11/25/2008	990,500
FNR 94-48 E	Mortgage Backed Security, 6.00%, 09/25/2022	2,343,557
FNR 94-50 PH	Mortgage Backed Security, 5.50%, 01/25/2023	369,076
FNR 99-59 VA	Mortgage Backed Security, 7.00%, 07/25/2008	436,397
GNR 02-35 C CSTR	Mortgage Backed Security, 10/16/2023	65,188
FNR G93-38 PC	Mortgage Backed Security, 6.00%, 07/25/2021	290,172
MLCC 03-A 2A2	Mortgage Backed Security, 10/25/2028	131,484
MLCC 03-E XA1 CSTR	Mortgage Backed Security, 07/25/2034	59,699
MLCC 03-F A2	Mortgage Backed Security, 03/25/2028	538,879
RAMP 03-SL1 3A1	Mortgage Backed Security, 7.125%, 04/25/2031	636,330
SEMT 03-6 A2 6ML	Mortgage Backed Security, 11/20/2033	608,769
WAMMS 03-MS9 2A1	Mortgage Backed Security, 7.50%, 12/25/2033	122,097

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR (Continued)
DECEMBER 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
Guaranteed Investment Contracts:		
United States Treasury Note	Treasury Note, 3.375%, 11/15/2008	$ 17,228,127
United States Treasury Note	Treasury Note, 3.250%, 08/15/2007	7,364,724
United States Treasury Note	Treasury Note, 3.375%, 12/15/2008	4,174,630
* State Street Bank and Trust Company	Short-term Investment Fund	4,822,261
Caisse Des Depots Et Cons - Global Wrapper	Contract #1051-03, 4.93%	(1,772,687)
Monemental Life Insurance - Global Wrapper	Contract #1023TR, 4.92%	(1,769,352)
UBS AG- Global Wrapper	Contract #3031, 4.92%	(1,769,295)
Westdeutsche Landesbank - Global Wrapper	Contract #WLB6168, 4.92%	(1,769,472)
		219,671,763
* Loans to Participants	Various loans: 5.00% to 10.50% due up to 120 months from the date of the loan	21,963,856
Invested Cash:		
* State Street Bank and Trust Company	Short-Term Investment Fund	5,881,873
		$1,374,906,790

* Represents as Party-In-Interest

CONAGRA RETIREMENT INCOME SAVINGS PLAN
· SALARIED EMPLOYEES
· HOURLY RATE PRODUCTION EMPLOYEES

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2003

Identity of Party Involved Description of Security	Description of Asset, Interest Rate and Maturity in Case of Loan	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction date	Net Gain or (Loss)
Series In Same Security:						
* ConAgra Foods, Inc. Common Stock Fund	Common Stock Fund	$ 188,620,319	$222,677,137	$416,551,214	$411,297,457	$ (5,253,757)

* Represents a Party-In-Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the ConAgra Foods Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLANS

Date 6/25/2004

By ______________________
ConAgra Foods Employee Benefits Committee

Exhibit I

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 2-96891, 2-81244, 33-15815, 33-28079, 33-48295, 33-50113 and 333-17573 of ConAgra Foods, Inc. on Form S-8 of our report dated June 24, 2004 appearing in this Annual Report on Form 11-K of the ConAgra Foods Retirement Income Savings Plans for the year ended December 31, 2003.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 24, 2004

120503

FIFTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2002)

The ConAgra Foods Retirement Income Savings Plan ("Plan") is hereby amended, effective as provided herein, in the following respects:

(A) Sections 3.01(a) and (b) are amended, effective January 1, 2004, to read in their entirety as follows:

"**Section 3.01 - Employee Contributions** . . .

Section 3.01(a) - Pre-Tax Contributions For each Accounting Year, a Participant who is not a Highly Compensated Employee may make Pre-Tax Contributions of not less than 1% nor more than 25% (previously 16%) of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 35% (previously 16%) of his Compensation for the Accounting Year.

For each Accounting Year, a Participant who is a Highly Compensated Employee may make Pre-Tax Contributions of not less than 1% nor more than 12% (previously 10%) of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 22% (previously 16%) of his Compensation for the Accounting Year.

Such contributions shall be contributed to the Participant's Pre-Tax Contribution Account.

Section 3.01(b) - After-Tax Contributions For each Accounting Year, a Participant may make After-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments. Notwithstanding the preceding sentence, for a Participant who is not a Highly Compensated Employee, the sum of his Pre-Tax Contributions and After-Tax Contributions shall not exceed 35% (previously 16%) of his Compensation for the Accounting Year and for a Participant who is a Highly Compensated Employee, the sum of his Pre-Tax Contributions and After-Tax Contributions shall not exceed 22% (previously 16%) of his Compensation for the Accounting Year.

Notwithstanding any provision of this Section to the contrary, a Participant whose Pre-Tax Contribution election for an Accounting Year exceeds the annual limit described in Section 3.04 may elect to have the excess contributed to the Plan as an After-Tax Contribution; provided, however, in no event shall the Participant's total After-Tax Contributions for the Accounting Year exceed 10% of his Compensation for the Accounting Year or shall the sum of a Participant's Pre-Tax Contributions and After-Tax Contributions exceed 35% or 22% (previously 16%) of his Compensation for the Accounting Year as provided in the preceding paragraph.

Such contributions shall be contributed to the Participant's After-Tax Contribution Account.

. . ."

(B) Section 3.09(a) is amended, effective January 1, 2003, to read as follows:

"**Section 3.09 – Rollover Contributions** . . .

(a) The contribution must occur either

(i) on or before the 60th day following the Eligible Employee's receipt of the distribution from the other plan (This requirement shall not apply if it is waived by the Internal Revenue Service pursuant to Section 402(c)(3) of the Code.), or

(ii) pursuant to a direct rollover as described in Section 401(a)(31) of the Code.

. . ."

(C) Section 4.01 is amended, effective October 1, 2002, to read in its entirety as follows:

"**Section 4.01 - Investment Funds**
There shall be established within the Trust Fund the following investment funds selected by the Committee. Except for amounts temporarily held pending investment and amounts held for disbursement, monies invested in the respective investment funds shall be invested in the manner described below:

The Shorter-Term Fixed Income Fund shall be invested in fixed income securities generally maturing not more than 6 years following the date of purchase.

The Longer-Term Fixed Income Fund shall be invested in fixed income securities of the U.S. Government and investment grade corporate fixed income securities generally maturing between 5 and 7 years following the date of purchase.

The Investment Allocation Fund shall be invested in a mixture of stock and bonds of U.S. and foreign corporations and short-term fixed income instruments.

The Equity Index Fund shall be invested in those securities included in the Standard and Poor's 500 with the investment in each security generally proportionate to its relative market value among all securities included in such index.

The Large-Cap Value Fund shall be invested in large, well-established companies that are believed to be undervalued.

The Mid-Cap Value Fund shall be invested in profitable established companies that have grown from small to midsize, and larger companies that have fallen out of favor but are expected to recover.

The Equity Growth Fund shall be invested primarily in equity securities of corporations that, in the opinion of the fund's manager, are expected to grow at faster rates relative to other companies.

The International Equity Growth Fund shall be invested exclusively in the equity securities if companies based outside of the United States that, in the opinion of the fund's manager, are expected to achieve above-average growth.

The ConAgra Foods Stock Fund shall be invested in Employer Stock.

The Committee may add or eliminate investment funds at its discretion, without formal amendment to this Plan document."

(D) Section 5.02(b) is amended, effective January 1, 2002, to add the following sentence immediately after the first sentence thereof:

"**Section 5.02(b)** . . . (This Section is intended to reflect the repeal of the "same desk" rule effective January 1, 2002. Furthermore, after December 31, 2001, a distribution may be made after a severance/termination from employment, even if such event occurred prior to January 1, 2002.) . . ."

(E) Section 5.03A is added, immediately after Section 5.03, effective January 1, 2003, to read in its entirety as follows:

"**Section 5.03A – Minimum Distribution Requirements**

Section 5.03(A)(a) – General Rules

(i) Effective date. The provisions of this Section will apply for purposes of determining required minimum distributions for calendar years beginning with the 2003 calendar year.

(ii) Precedence. The requirements of this Section will take precedence over any inconsistent provisions of the Plan.

(iii) Requirements of Treasury regulations incorporated. All distributions required under this Section will be determined and made in accordance with the Treasury regulations under Section 401(a)(9) of the Code.

(iv) TEFRA Section 242(b)(2) elections. Notwithstanding the other provisions of this Section, other than Section 5.03A(a)(iii), distributions may be made under a designation made before January 1, 1984, in accordance with Section 242(b)(2) of the Tax Equity and Fiscal Responsibility Act (TEFRA) and the provisions of the Plan that relate to Section 242(b)(2) of TEFRA.

Section 5.03(A)(b) – Time and Manner of Distribution

(i) Required beginning date. The Participant's entire interest will be distributed, or begin to be distributed, to the Participant no later than the Participant's required beginning date.

(ii) Death of Participant before distributions begin. If the Participant dies before distributions begin, the Participant's entire interest will be distributed, or begin to be distributed, no later than as follows:

(1) If the Participant's surviving Spouse is the Participant's sole designated beneficiary, then, except as provided in Section 5.03A(b)(iv), distributions to the surviving Spouse will begin by December 31 of the calendar year immediately following the calendar year in which the Participant died, or by December 31 of the calendar year in which the Participant would have attained age 70½, if later.

(2) If the Participant's surviving Spouse is not the Participant's sole designated beneficiary, then distributions to the designated beneficiary will begin by December 31 of the calendar year immediately following the calendar year in which the Participant died.

(3) If there is no designated beneficiary as of September 30 of the year following the year of the Participant's death, the Participant's entire interest will be distributed by December 31 of the calendar year containing the 5th)anniversary of the Participant's death.

(4) If the Participant's surviving Spouse is the Participant's sole designated beneficiary and the surviving Spouse dies after the Participant but before distributions to the surviving Spouse begin, this Section 5.03A(b)(ii), other than 5.03A(b)(ii)(1), will apply as if the surviving Spouse were the Participant.

For purposes of this Section 5.03A(b)(ii) and Section 5.03A(d), unless Section 5.03A(b)(ii)(4) applies, distributions are considered to begin on the Participant required beginning date. If Section 5.03A(b)(ii)(4) applies, distributions are considered to begin on the date distributions are required to begin to the surviving Spouse under Section 5.03A(b)(ii)(1). If distributions under an annuity purchased from an insurance company irrevocably commence to the Participant before the Participant's required beginning date (or to the Participant's surviving Spouse before the date distributions are required to begin to the surviving Spouse under Section 5.03A(b)(ii)(1)), the date distributions are considered to begin is the date distributions actually commence.

(iii) Forms of distribution. Unless the Participant's interest is distributed in the form of an annuity purchased from an insurance company or in a single sum on or before the required beginning date, as of the first distribution calendar year distributions will be made in accordance with Sections 5.03A(c) and 5.03A(d). If the Participant's interest is distributed in the form of an annuity purchased from an insurance company, distributions thereunder will be made in accordance with the requirements of Section 401(a)(9) of the Code and the Treasury regulations.

(iv) Notwithstanding Section 5.03A(b)(ii), Participants or beneficiaries may elect on an individual basis whether the 5-year rule or the life expectancy rule in Sections 5.03A(b)(ii) and 5.03A(d)(ii) of this Section applies to distributions after the death of a Participant who has a designated beneficiary. The election must be made no later than the earlier of September 30 of the calendar year in which distribution would be required to begin under Section 5.03A(b)(ii) of this Section, or by September 30 of the calendar year which contains the 5th anniversary of the Participant's (or, if applicable, surviving Spouse's) death. If neither the Participant nor beneficiary makes an election under this paragraph, distributions will be made in accordance with Sections 5.03A(b)(ii) and 5.03A(d)(ii) of this Section.

Section 5.03A(c) - Required Minimum Distributions During Participant's Lifetime

(i) Amount of required minimum distribution for each distribution calendar year. During the Participant's lifetime, the minimum amount that will be distributed for each distribution calendar year is the lesser of:

(1) the quotient obtained by dividing the Participant's account balance by the distribution period in the Uniform Lifetime Table in Section 1.401(a)(9)-9 of the Treasury regulations, using the Participant's age as of the Participant's birthday in the distribution calendar year; or

(2) if the Participant's sole designated beneficiary for the distribution calendar year is the Participant's Spouse, the quotient obtained by dividing the Participant's account balance by the number in the Joint and Last Survivor Table in Section 1.401(a)(9)-9 of the Treasury regulations, using the Participant's and Spouse's attained ages as of the Participant's and Spouse's birthdays in the distribution calendar year.

(ii) Lifetime required minimum distributions continue through year of Participant's death. Required minimum distributions will be determined under this Section 5.03A(c) beginning with the first distribution calendar year and up to and including the distribution calendar year that includes the Participant's date of death.

Section 5.03A(d) - Required Minimum Distributions After Participant's Death

(i) Death on or after date distributions begin.

(1) Participant survived by designated beneficiary. If the Participant dies on or after the date distributions begin and there is a designated beneficiary, the minimum amount that will be distributed for each distribution calendar year after the year of the Participant's death is the quotient obtained by dividing the Participant's account balance by the longer of the remaining life expectancy of the Participant or the remaining life expectancy of the Participant's designated beneficiary, determined as follows:

(A) The Participant's remaining life expectancy is calculated using the age of the Participant in the year of death, reduced by one for each subsequent year.

(B) If the Participant's surviving Spouse is the Participant's sole designated beneficiary, the remaining life expectancy of the surviving Spouse is calculated for each distribution calendar year after the year of the Participant's death using the surviving Spouse's age as of the Spouse's birthday in that year. For distribution calendar years after the year of the surviving Spouse's death, the remaining life expectancy of the surviving Spouse is calculated using the age of the surviving Spouse as of the Spouse's birthday in the calendar year of the Spouse's death, reduced by one for each subsequent calendar year.

(C) If the Participant's surviving Spouse is not the Participant's sole designated beneficiary, the designated beneficiary's remaining life expectancy is calculated using the age of the beneficiary in the year following the year of the Participant's death, reduced by one for each subsequent year.

(2) No designated beneficiary. If the Participant dies on or after the date distributions begin and there is no designated beneficiary as of September 30 of the year after the year of the Participant's death, the minimum amount that will be distributed for each distribution

calendar year after the year of the Participant's death is the quotient obtained by dividing the Participant's account balance by the Participant's remaining life expectancy calculated using the age of the Participant in the year of death, reduced by one for each subsequent year.

(ii) Death before date distributions begin.

(1) Participant survived by designated beneficiary. Except as provided in Section 5.03A(b)(iv), if the Participant dies before the date distributions begin and there is a designated beneficiary, the minimum amount that will be distributed for each distribution calendar year after the year of the Participant's death is the quotient obtained by dividing the Participant's account balance by the remaining life expectancy of the Participant's designated beneficiary, determined as provided in Section 5.03A(d)(i).

(2) No designated beneficiary. If the Participant dies before the date distributions begin and there is no designated beneficiary as of September 30 of the year following the year of the Participant's death, distribution of the Participant's entire interest will be completed by December 31 of the calendar year containing the 5th anniversary of the Participant's death.

(3) Death of surviving Spouse before distributions to surviving Spouse are required to begin. If the Participant dies before the date distributions begin, the Participant's surviving Spouse is the Participant's sole designated beneficiary, and the surviving Spouse dies before distributions are required to begin to the surviving Spouse under Section 5.03A(b)(ii)(1), this Section 5.03A(d)(ii) will apply as if the surviving Spouse were the Participant.

Section 5.03A(e) - Definitions

(i) Designated beneficiary. The individual who is designated as the beneficiary under the Plan and is the designated beneficiary under Section 401(a)(9) of the Code and Section 1.401(a)(9)-1, Q&A-4, of the Treasury regulations.

(ii) Distribution calendar year. A calendar year for which a minimum distribution is required. For distributions beginning before the Participant's death, the first distribution calendar year is the calendar year immediately preceding the calendar year that contains the Participant's required beginning date. For distributions beginning after the Participant's death, the first distribution calendar year is the calendar year in which distributions are required to begin under Section 5.03A(b)(ii). The required minimum distribution for the Participant's first distribution calendar year will be made on or before the Participant's required beginning date. The required minimum distribution for other distribution calendar years, including the required minimum distribution for the distribution calendar year in which the Participant's required beginning date occurs, will be made on or before December 31 of that distribution calendar year.

(iii) Life expectancy. Life expectancy as computed by use of the Single Life Table in Section 1.401(a)(9)-9 of the Treasury regulations.

(iv) Participant's account balance. The account balance as of the last valuation date in the calendar year immediately preceding the distribution calendar year (valuation calendar year), increased by the amount of any contributions made and allocated or forfeitures allocated to the account balance as of dates in the valuation calendar year after the valuation date, and decreased by distributions made in the valuation calendar year after the valuation date. The account balance for the valuation calendar year includes any amounts rolled over or transferred to the Plan either in the valuation calendar year or in the distribution calendar year if distributed or transferred in the valuation calendar year.

(v) Required beginning date. The date by which distribution of a Participant's Accounts must commence under Section 5.03."

(F) Section 5.06 the first and second paragraphs thereof, are amended, effective April 1, 2002, to read as follows:

"**Section 5.06 - Payments on Death Prior to Annuity Starting Date** Upon the death of a Participant who is included in a unit of collective bargaining prior to the Annuity Starting Date of a distribution pursuant to Section 5.02 (for reasons other than death) the full value of the Participant's Accounts shall be applied to the purchase of an annuity from an insurance company providing monthly payments to the Participant's surviving Spouse for the Spouse's life unless the Spouse elects to receive the value of the Participant's Accounts in a single sum prior to the Annuity Starting Date of the life annuity. Notwithstanding the foregoing, in the case of a Participant who is included in a unit of collective bargaining and has no surviving Spouse or designates a Beneficiary other than his Spouse with proper spousal consent, the value of the Participant's Accounts shall be paid to the deceased Participant's Beneficiary in a single sum.

Upon the death of a Participant who is not included in a unit of collective bargaining, the full value of the Participant's Accounts shall be paid to the Participant's surviving Spouse in a single sum. Notwithstanding the preceding sentence, in the case of a Participant who is not included in a unit of collective bargaining and has no surviving Spouse or designates a Beneficiary other than his Spouse with proper spousal consent, the value of the Participant's Accounts shall be paid to the deceased Participant's Beneficiary in a single sum.

. . ."

(G) Section 1.13 to Supplement SM is amended, effective January 1, 2004, to read in its entirety as follows:

> "**1.13** Employee Those Employees employed by Monfort of Colorado, Inc., a subsidiary of ConAgra Foods, Inc., and effective January 1, 2002, those Employees employed by Zoll Foods. Effective January 1, 2004, no Employees shall be covered under this Supplement.

(H) Section 1.13 to Supplement SV is amended, effective June 1, 2003, to read in its entirety as follows:

> "**1.13** Employee Those salaried Employees employed at the Employer's Armour Swift-Eckrich DSD branches who are not included in a unit of collective bargaining. Effective June 1, 2003, ConAgra Refrigerated Foods/DSD Group non-manager employees classified as a route sales person or relief sales person at the following locations are no longer be covered by this Supplement: Evansville, Greensburg, Brazil, South Bend, Findlay, Cleveland, Fort Wayne, Detroit, Marshall, Alma, Columbus, Anderson."

Executed this 30th day of December, 2003, effective as provided herein.

CONAGRA FOODS, INC.

By ____________________

Anthony M. Sanders
Vice President, Human Resources Business Center

m:\kcm\cga\crisp\014ram5.doc

120503

SUMMARY OF THE CHANGES CONTAINED IN THE FIFTH AMENDMENT TO THE CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN (Amended and Restated Effective January 1, 2002)

(A) Section 3.01(a) and 3.01(b), regarding employee contributions, are amended to increase the percentage of Compensation limitations on Pre-Tax Contributions, and combined Pre-Tax Contributions and After-Tax Contributions, as allowed by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

(B) Section 3.09, regarding rollover contributions, is amended to reflect new rules under EGTRRA.

(C) Section 4.01, regarding investment funds, is amended to add two new funds.

(D) Section 5.02(b), regarding distributions, is amended to reflect the repeal of the same desk rule under EGTRRA

(E) Section 5.03A is added to reflect new rules regarding required minimum distributions.

(F) Section 5.06, the first and second paragraphs, are amended to clarify the administration of the Plan.

(G) Section 1.13 to Supplement SM is amended to provide that there are no longer any employees covered under this Supplement.

(H) Section 1.13 to Supplement SV is amended to provide that certain DSD employees are no longer covered under this Supplement (moving to Hourly CRISP Supplement GF).

m:\kcm\cga\crisp\014ram5.doc

032703

SECOND AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2002)

The ConAgra Foods Retirement Income Savings Plan ("Plan") is hereby amended, effective April 1, 2003, to add Supplement SC to the Plan to read in its entirety as follows:

SUPPLEMENT SC

(Cook Family Foods)

Participants who were participants in the Cook Family Foods Salaried Employees Profit Sharing Retirement Plan on March 31, 2002 shall be covered by the ConAgra Foods Retirement Income Savings Plan effective as of April 1, 2003, in accordance with the terms of the Plan, subject to the following:

Plan Sections

1.02 **Account** means a Participant's Matching Contribution Account.

1.13 **Employee** means any employee who is employed at Cook Family Foods, a division of ConAgra Foods, Inc., at its facilities in Grayson, Kentucky; Kansas City, Missouri; or Lincoln, Nebraska.

1.17 This section is hereby deleted and reserved for future use.

1.23 **Matching Contribution** means the Employer Contribution made to each Participant's Account as described in Section 3.02.

1.33 **Prior Plan** means the Cook Family Foods Salaried Employee Profit Sharing Retirement Plan as in effect on March 31, 2003.

1.36 **Service** for the period prior to January 1, 2003, the Service of a Participant described in this Supplement shall be equal to his years of service for vesting purposes under the Prior Plan.

2.01(b) **Future Participants** Any Eligible Employee who was not a Participant in the Prior Plan on March 31, 2003 shall become a Participant following 6 months of Service.

3.01 The provisions of Section 3.01 shall not apply.

3.02 **Employer Contribution** For each Accounting Year, the Employer shall contribute an amount, if any, as determined by the Employer in its sole and absolute discretion. An Employer Contribution shall be deemed made on account of an Accounting Year if (a) the Employer designates such amount in writing to the Trustee as payment on account of such Accounting Year, or (b) the Employer claims such amount as a deduction on its federal income tax return for such Accounting Year.

Employer Contributions described in this Section 3.02 shall be allocated to Accounts of Participants who are employed by the Employer on the last day of the Accounting Year in the ratio that each Participant's Compensation for the Accounting Year bears to the total of all such Participants' Compensation for the Accounting Year.

4.02 **Investment of Accounts** All Matching Contributions made to the Plan pursuant to this Supplement shall be invested as a Participant may direct under the same terms and conditions as generally available under the Plan for the investment of Pre-Tax Contributions or After-Tax Contributions.

4.02(c) **Change of Investment for Current Accounts** A Participant who failed to make a timely election as to how his Account in the Prior Plan will be invested in this Plan shall have his Prior Plan Account automatically reinvested in the Shorter-Term Fixed Income Fund.

5.02(b) **Amount of Distributions/Distributable Events** If a Participant terminates employment for any reason other than as set forth in Section 5.02(a), the vested percentage of his Matching Contribution Account as determined from the following schedule (based on his years of Service as of the date of his termination of employment) shall be distributable to him:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years but less than 6 years	80%
6 years or more	100%

5.07 **In-Service Withdrawal by Participants** The in-service withdrawal provisions of Section 5.07 shall not apply.

Article VI **Plan Loans** The loan provisions of Article VI shall not apply.

Executed this ______ day of ___________, 2003, effective as provided herein.

CONAGRA FOODS, INC.

By ______________________________
Anthony M. Sanders
Vice President, Human Resources Business Center

\\kcmnvfs01\wp\kcm\cga\crisp\014sup sc.doc

THIRD AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2002)

The ConAgra Foods Retirement Income Savings Plan ("Plan") is hereby amended, effective February 14, 2002, by amending Section 4.02(c) to read in its entirety as follows:

"**Section 4.02(c) - Change of Investment for Current Accounts** A Participant may elect to change the investment of the combined balances in his Pre-Tax Contribution Account, including any Automatic Employee Contributions, After-Tax Contribution Account, Rollover Account, Transfer Account and, if the Account is fully vested under Section 5.02, the Matching Contribution Account, in 1% increments among the Plan's investment funds, by using EasyAccess.

A Participant may elect to change the investment in the ConAgra Foods Stock Fund in his ESOP Pre-Tax Contribution Account, ESOP After-Tax Contribution Account, ESOP Rollover Account, ESOP Transfer Account, ESOP Dividend Reinvestment Account, and, if the Account is fully vested under Section 5.02, an ESOP account established in an applicable Supplement and his ESOP Matching Contribution Account, in 1% increments among the Plan's investment funds, by using EasyAccess. Should a Participant elect to change the investment in the ConAgra Foods Stock Fund in any of the Accounts held in the ESOP ConAgra Foods Stock Fund, such portion of the Participant's investment in the Participant's ESOP Pre-Tax Contribution Account shall be transferred to the Participant's Pre-Tax Contribution Account, such portion of the Participant's investment in the Participant's ESOP After-Tax Contribution Account shall be transferred to the Participant's After-Tax Contribution Account, such portion of the Participant's investment in the Participant's ESOP Matching Contribution Account shall be transferred to the Participant's Matching Contribution Account, such portion of the Participant's investment in the Participant's ESOP Rollover Account shall be transferred to the Participant's Rollover Account, and such portion of the Participant's investment in the Participant's ESOP Transfer Account shall be transferred to the Participant's Transfer Account.

The election shall be effective on the day of the election, or on the next business day, or as soon as administratively practicable.

Except as otherwise provided in this Section, a Participant's Matching Contribution Account and ESOP Matching Contribution Account shall remain invested in the ConAgra Foods Stock Fund and ESOP ConAgra Foods Stock Fund."

Executed effective as provided herein.

CONAGRA FOODS, INC.

By ______________________
Anthony M. Sanders
Vice President, Human Resources Business Center

m:\kcm\cga\crisp\014ram3.doc

111403

FOURTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2002)

The ConAgra Foods Retirement Income Savings Plan ("Plan") is hereby amended, effective as provided herein, by adding the following paragraphs to the end of Section 5.02(b):

"**Section 5.02(b)** . . .

Notwithstanding any other provision hereof or any Supplement hereto, Participants who, on the Closing Date, terminate employment with an Employer in connection with the sale of poultry operations to Pilgrim's Pride Corporation, in connection with the June 7, 2003 Stock Purchase Agreement by and between Pilgrim's Pride Corporation and ConAgra Foods, Inc. ("Pilgrim's Stock Purchase Agreement"), shall be fully vested in their Accounts under the Plan as of the Closing Date. For purposes of the preceding sentence, "Closing Date" means the Closing Date under the Pilgrim's Stock Purchase Agreement. The full value of such Accounts, and the related obligations, shall be transferred to a 401(k) plan maintained by Pilgrim's Pride Corporation as soon as administratively feasible after the completion of the sale.

Notwithstanding any other provision hereof or any Supplement hereto, Participants who, on the Closing Date, terminate employment with an Employer in connection with the sale of United Agri Products, Inc. to UAP Holding Corp., in connection with the October 29, 2003 Stock Purchase Agreement among UAP Holding Corp., ConAgra Foods, Inc., and United Agri Products, Inc. ("UAP Purchase Agreement"), shall be fully vested in their Accounts under the Plan as of the Closing Date. For purposes of the preceding sentence, "Closing Date" means the Closing Date under the UAP Purchase Agreement. The full value of such Accounts, and the related obligations, shall be transferred to a 401(k) plan maintained by United Agri Products, Inc. as soon as administratively feasible after the completion of the sale."

Executed this 19 day of November, 2003, effective as provided herein.

CONAGRA FOODS, INC.

By [signature]
Anthony M. Sanders
Vice President, Human Resources Business Center

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SECOND AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(As amended and Restated Effective January 1, 2002)

The ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees ("Plan") is amended, effective April 1, 2003, to add Supplement YC to the Plan to read in its entirety as follows:

SUPPLEMENT YC

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Employees identified in this Supplement shall be covered by the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees effective as of April 1, 2003, in accordance with the terms of the Plan, subject to the following:

Plan Section

1.11 **Compensation** - A Participant's base pay paid by an Employer for an Accounting Year plus overtime and any other cash compensation, including the amount of Mandatory Contributions and Pre-Tax Contributions to this Plan and amounts excluded from the Participant's gross income pursuant to Section 125 of the Code, but excluding sick leave pay.

1.13 **Employee** - Those Employees employed at the ConAgra Dairy Group Memphis Container location who are included in a collective bargaining unit represented by IM Local #121.

2.01(b) **Future Participants** - An Eligible Employee shall become a Participant as of the first Entry Date coincident with or immediately following his completion of 90 days of Service, provided the necessary enrollment forms are completed and submitted to the EasyAccess Service Center.

3.01(b) **Pre-Tax Contributions** - A Participant may make voluntary Pre-Tax Contributions of not less than 2% nor more than 10% of his Compensation for the Accounting Year in 1% increments.

5.07(a) **General Withdrawal** - A General Withdrawal of any portion of a Participant's Accounts is not permitted.

Executed this ______ day of April ______, 2003, effective as provided herein.

CONAGRA FOODS, INC.

By ____________________________________

Anthony M. Sanders
Vice President, Human Resources Business Center

m:\lcm\cga\crisp\018supyc.doc

THIRD AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(As amended and Restated Effective January 1, 2002)

The ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees ("Plan") is amended, effective February 14, 2002, by amending Section 4.02(c) to read in its entirety as follows:

"Section 4.02(c) - Change of Investment for Current Accounts Unless otherwise provided in an applicable Supplement, a Participant may elect to change the investment of the combined balances in his Pre-Tax Contribution Account, including any Automatic Employee Contributions, After-Tax Contribution Account, Rollover Account, Transfer Account and, if the Account is fully vested under Section 5.02, the Matching Contribution Account, in 1% increments among the Plan's investment funds, by using EasyAccess.

A Participant may elect to change the investment in the ConAgra Foods Stock Fund in his ESOP Pre-Tax Contribution Account, ESOP After-Tax Contribution Account, ESOP Rollover Account, ESOP Transfer Account, ESOP Dividend Reinvestment Account, and, if the Account is fully vested under Section 5.02, an ESOP account established in an applicable Supplement and his ESOP Matching Contribution Account, in 1% increments among the Plan's investment funds, by using EasyAccess. Should a Participant elect to change the investment in the ConAgra Foods Stock Fund in any of the Accounts held in the ESOP ConAgra Foods Stock Fund, such portion of the Participant's investment in the Participant's ESOP Pre-Tax Contribution Account shall be transferred to the Participant's Pre-Tax Contribution Account, such portion of the Participant's investment in the Participant's ESOP After-Tax Contribution Account shall be transferred to the Participant's After-Tax Contribution Account, such portion of the Participant's investment in the Participant's ESOP Matching Contribution Account shall be transferred to the Participant's Matching Contribution Account, such portion of the Participant's investment in the Participant's ESOP Rollover Account shall be transferred to the Participant's Rollover Account, and such portion of the Participant's investment in the Participant's ESOP Transfer Account shall be transferred to the Participant's Transfer Account.

The election shall be effective on the day of the election, or on the next business day, or as soon as administratively practicable.

Except as otherwise provided in this Section, a Participant's Matching Contribution Account and his ESOP Matching Contribution Account shall remain invested in the ConAgra Foods Stock Fund and the ESOP ConAgra Foods Stock Fund."

Executed effective as provided here.

CONAGRA FOODS, INC.

By ______________________
Anthony M. Sanders
Vice President, Human Resources Business Center

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111403

FOURTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(As amended and Restated Effective January 1, 2002)

The ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees ("Plan") is amended, effective as provided herein, by adding the following paragraphs to the end of Section 5.02(b):

"**Section 5.02(b)** . . .

Notwithstanding any other provision hereof or any Supplement hereto, Participants who, on the Closing Date, terminate employment with an Employer in connection with the sale of poultry operations to Pilgrim's Pride Corporation, in connection with the June 7, 2003 Stock Purchase Agreement by and between Pilgrim's Pride Corporation and ConAgra Foods, Inc. ("Pilgrim's Stock Purchase Agreement"), shall be fully vested in their Accounts under the Plan as of the Closing Date. For purposes of the preceding sentence, "Closing Date" means the Closing Date under the Pilgrim's Stock Purchase Agreement. The full value of such Accounts, and the related obligations, shall be transferred to a 401(k) plan maintained by Pilgrim's Pride Corporation as soon as administratively feasible after the completion of the sale.

Notwithstanding any other provision hereof or any Supplement hereto, Participants who, on the Closing Date, terminate employment with an Employer in connection with the sale of United Agri Products, Inc. to UAP Holding Corp., in connection with the October 29, 2003 Stock Purchase Agreement among UAP Holding Corp., ConAgra Foods, Inc., and United Agri Products, Inc. ("UAP Purchase Agreement"), shall be fully vested in their Accounts under the Plan as of the Closing Date. For purposes of the preceding sentence, "Closing Date" means the Closing Date under the UAP Purchase Agreement. The full value of such Accounts, and the related obligations, shall be transferred to a 401(k) plan maintained by United Agri Products, Inc. as soon as administratively feasible after the completion of the sale."

Executed this 19 day of November, 2003, effective as provided herein.

CONAGRA FOODS, INC.

By [signature]
Anthony M. Sanders
Vice President, Human Resources Business Center

m:\kcm\cga\crisp\018rem4.doc

FIFTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2002)

The ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees ("Plan") is hereby amended, effective as provided herein, in the following respects:

(A) Sections 3.01(a) and (b) are amended, effective January 1, 2004, to read in their entirety as follows:

"**Section 3.01 - Employee Contributions** . . .

Section 3.01(b) - Voluntary Pre-Tax Contributions For each Accounting Year, a Participant who is not a Highly Compensated Employee may make Pre-Tax Contributions of not less than 1% nor more than 25% (previously 16%) of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 35% (previously 16%) of his Compensation for the Accounting Year.

For each Accounting Year, a Participant who is a Highly Compensated Employee may make Pre-Tax Contributions of not less than 1% nor more than 12% (previously 10%) of his Compensation for the Accounting Year in 1% increments; provided, however, in no event shall the sum of such Participant's Pre-Tax Contributions and After-Tax Contributions exceed 22% (previously 16%) of his Compensation for the Accounting Year.

Mandatory Contributions and Voluntary Pre-Tax Contributions shall be contributed to the Participant's Pre-Tax Contribution Account.

Section 3.01(c) - After-Tax Contributions If specifically permitted under the terms of an applicable Supplement, for each Accounting Year, a Participant may make After-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments. Notwithstanding the preceding sentence, for a Participant who is not a Highly Compensated Employee, the sum of his Pre-Tax Contributions and After-Tax Contributions shall not exceed 35% (previously 16%) of his Compensation for the Accounting Year, and for a Participant who is a Highly Compensated Employee, the sum of his Pre-Tax Contributions and After-Tax Contributions shall not exceed 22% (previously 16%) of his Compensation for the Accounting Year.

If specifically permitted under the terms of an applicable Supplement, a Participant whose Pre-Tax Contribution election for an Accounting Year exceeds the annual limit described in Section 3.04 may elect to have the excess contributed to the Plan as an After-Tax Contribution; provided, however, in no event shall the Participant's total After-Tax

Contributions for the Accounting Year exceed 10% of his Compensation for the Accounting Year or shall the sum of a Participant's Pre-Tax Contributions and After-Tax Contributions exceed 35% or 22% (previously 16%) of his Compensation for the Accounting Year as provided in the preceding paragraph.

After-Tax Contributions shall be contributed to the Participant's After-Tax Contribution Account.

. . ."

(B) Section 3.09(a) is amended, effective January 1, 2003, to read as follows:

"**<u>Section 3.09 – Rollover Contributions</u>** . . .

(a) The contribution must occur either

(i) on or before the 60th day following the Eligible Employee's receipt of the distribution from the other plan (This requirement shall not apply if it is waived by the Internal Revenue Service pursuant to Section 402(c)(3) of the Code.), or

(ii) pursuant to a direct rollover as described in Section 401(a)(31) of the Code.

. . ."

(C) Section 4.01 is amended, effective October 1, 2002, to read in its entirety as follows:

"**<u>Section 4.01 - Investment Funds</u>**
There shall be established within the Trust Fund the following investment funds selected by the Committee. Except for amounts temporarily held pending investment and amounts held for disbursement, monies invested in the respective investment funds shall be invested in the manner described below:

The <u>Shorter-Term Fixed Income Fund</u> shall be invested in fixed income securities generally maturing not more than 6 years following the date of purchase.

The <u>Longer-Term Fixed Income Fund</u> shall be invested in fixed income securities of the U.S. Government and investment grade corporate fixed income securities generally maturing between 5 and 7 years following the date of purchase.

The <u>Investment Allocation Fund</u> shall be invested in a mixture of stock and bonds of U.S. and foreign corporations and short-term fixed income instruments.

The <u>Equity Index Fund</u> shall be invested in those securities included in the Standard and Poor's 500 with the investment in each security generally proportionate to its relative market value among all securities included in such index.

The Large-Cap Value Fund shall be invested in large, well-established companies that are believed to be undervalued.

The Mid-Cap Value Fund shall be invested in profitable established companies that have grown from small to midsize, and larger companies that have fallen out of favor but are expected to recover.

The Equity Growth Fund shall be invested primarily in equity securities of corporations that, in the opinion of the fund's manager, are expected to grow at faster rates relative to other companies.

The International Equity Growth Fund shall be invested exclusively in the equity securities if companies based outside of the United States that, in the opinion of the fund's manager, are expected to achieve above-average growth.

The ConAgra Foods Stock Fund shall be invested in Employer Stock.

The Committee may add or eliminate investment funds at its discretion, without formal amendment to this Plan document."

(D) Section 5.02(b) is amended, effective January 1, 2002, to add the following sentence immediately after the first sentence thereof:

"**Section 5.02(b)** . . . (This Section is intended to reflect the repeal of the "same desk" rule effective January 1, 2002. Furthermore, after December 31, 2001, a distribution may be made after a severance/termination from employment, even if such event occurred prior to January 1, 2002.) . . ."

(E) Section 5.03A is added, immediately after Section 5.03, effective January 1, 2003, to read in its entirety as follows:

"**Section 5.03A – Minimum Distribution Requirements**

Section 5.03(A)(a) – General Rules

(i) Effective date. The provisions of this Section will apply for purposes of determining required minimum distributions for calendar years beginning with the 2003 calendar year.

(ii) Precedence. The requirements of this Section will take precedence over any inconsistent provisions of the Plan.

(iii) Requirements of Treasury regulations incorporated. All distributions required under this Section will be determined and made in accordance with the Treasury regulations under Section 401(a)(9) of the Code.

(iv) TEFRA Section 242(b)(2) elections. Notwithstanding the other provisions of this Section, other than Section 5.03A(a)(iii), distributions may be made under a designation made before January 1, 1984, in accordance with Section 242(b)(2) of the Tax Equity and Fiscal Responsibility Act (TEFRA) and the provisions of the Plan that relate to Section 242(b)(2) of TEFRA.

Section 5.03(A)(b) – Time and Manner of Distribution

(i) Required beginning date. The Participant's entire interest will be distributed, or begin to be distributed, to the Participant no later than the Participant's required beginning date.

(ii) Death of Participant before distributions begin. If the Participant dies before distributions begin, the Participant's entire interest will be distributed, or begin to be distributed, no later than as follows:

(1) If the Participant's surviving Spouse is the Participant's sole designated beneficiary, then, except as provided in Section 5.03A(b)(iv), distributions to the surviving Spouse will begin by December 31 of the calendar year immediately following the calendar year in which the Participant died, or by December 31 of the calendar year in which the Participant would have attained age 70½, if later.

(2) If the Participant's surviving Spouse is not the Participant's sole designated beneficiary, then distributions to the designated beneficiary will begin by December 31 of the calendar year immediately following the calendar year in which the Participant died.

(3) If there is no designated beneficiary as of September 30 of the year following the year of the Participant's death, the Participant's entire interest will be distributed by December 31 of the calendar year containing the 5th)anniversary of the Participant's death.

(4) If the Participant's surviving Spouse is the Participant's sole designated beneficiary and the surviving Spouse dies after the Participant but before distributions to the surviving Spouse begin, this Section 5.03A(b)(ii), other than 5.03A(b)(ii)(1), will apply as if the surviving Spouse were the Participant.

For purposes of this Section 5.03A(b)(ii) and Section 5.03A(d), unless Section 5.03A(b)(ii)(4) applies, distributions are considered to begin on the Participant required beginning date. If Section 5.03A(b)(ii)(4) applies, distributions are considered to begin on the date distributions are required to begin to the surviving Spouse under Section 5.03A(b)(ii)(1). If distributions under an annuity purchased from an insurance company irrevocably commence to the Participant before the Participant's required beginning date (or to the Participant's surviving Spouse before the date distributions are required to begin to the surviving Spouse under Section 5.03A(b)(ii)(1)), the date distributions are considered to begin is the date distributions actually commence.

(iii) Forms of distribution. Unless the Participant's interest is distributed in the form of an annuity purchased from an insurance company or in a single sum on or before the required beginning date, as of the first distribution calendar year distributions will be made in accordance with Sections 5.03A(c) and 5.03A(d). If the Participant's interest is distributed in the form of an annuity purchased from an insurance company, distributions thereunder will be made in accordance with the requirements of Section 401(a)(9) of the Code and the Treasury regulations.

(iv) Notwithstanding Section 5.03A(b)(ii), Participants or beneficiaries may elect on an individual basis whether the 5-year rule or the life expectancy rule in Sections 5.03A(b)(ii) and 5.03A(d)(ii) of this Section applies to distributions after the death of a Participant who has a designated beneficiary. The election must be made no later than the earlier of September 30 of the calendar year in which distribution would be required to begin under Section 5.03A(b)(ii) of this Section, or by September 30 of the calendar year which contains the 5th anniversary of the Participant's (or, if applicable, surviving Spouse's) death. If neither the Participant nor beneficiary makes an election under this paragraph, distributions will be made in accordance with Sections 5.03A(b)(ii) and 5.03A(d)(ii) of this Section.

Section 5.03A(c) - Required Minimum Distributions During Participant's Lifetime

(i) Amount of required minimum distribution for each distribution calendar year. During the Participant's lifetime, the minimum amount that will be distributed for each distribution calendar year is the lesser of:

(1) the quotient obtained by dividing the Participant's account balance by the distribution period in the Uniform Lifetime Table in Section 1.401(a)(9)-9 of the Treasury regulations, using the Participant's age as of the Participant's birthday in the distribution calendar year; or

(2) if the Participant's sole designated beneficiary for the distribution calendar year is the Participant's Spouse, the

quotient obtained by dividing the Participant's account balance by the number in the Joint and Last Survivor Table in Section 1.401(a)(9)-9 of the Treasury regulations, using the Participant's and Spouse's attained ages as of the Participant's and Spouse's birthdays in the distribution calendar year.

(ii) Lifetime required minimum distributions continue through year of Participant's death. Required minimum distributions will be determined under this Section 5.03A(c) beginning with the first distribution calendar year and up to and including the distribution calendar year that includes the Participant's date of death.

<u>Section 5.03A(d) - Required Minimum Distributions After Participant's Death</u>

(i) <u>Death on or after date distributions begin</u>.

(1) Participant survived by designated beneficiary. If the Participant dies on or after the date distributions begin and there is a designated beneficiary, the minimum amount that will be distributed for each distribution calendar year after the year of the Participant's death is the quotient obtained by dividing the Participant's account balance by the longer of the remaining life expectancy of the Participant or the remaining life expectancy of the Participant's designated beneficiary, determined as follows:

(A) The Participant's remaining life expectancy is calculated using the age of the Participant in the year of death, reduced by one for each subsequent year.

(B) If the Participant's surviving Spouse is the Participant's sole designated beneficiary, the remaining life expectancy of the surviving Spouse is calculated for each distribution calendar year after the year of the Participant's death using the surviving Spouse's age as of the Spouse's birthday in that year. For distribution calendar years after the year of the surviving Spouse's death, the remaining life expectancy of the surviving Spouse is calculated using the age of the surviving Spouse as of the Spouse's birthday in the calendar year of the Spouse's death, reduced by one for each subsequent calendar year.

(C) If the Participant's surviving Spouse is not the Participant's sole designated beneficiary, the designated beneficiary's remaining life expectancy is calculated using the age of the beneficiary in the year following the year of the Participant's death, reduced by one for each subsequent year.

(2) No designated beneficiary. If the Participant dies on or after the date distributions begin and there is no designated beneficiary as of September 30 of the year after the year of the Participant's death, the minimum amount that will be distributed for each distribution calendar year after the year of the Participant's death is the quotient obtained by dividing the Participant's account balance by the Participant's remaining life expectancy calculated using the age of the Participant in the year of death, reduced by one for each subsequent year.

(ii) Death before date distributions begin.

(1) Participant survived by designated beneficiary. Except as provided in Section 5.03A(b)(iv), if the Participant dies before the date distributions begin and there is a designated beneficiary, the minimum amount that will be distributed for each distribution calendar year after the year of the Participant's death is the quotient obtained by dividing the Participant's account balance by the remaining life expectancy of the Participant's designated beneficiary, determined as provided in Section 5.03A(d)(i).

(2) No designated beneficiary. If the Participant dies before the date distributions begin and there is no designated beneficiary as of September 30 of the year following the year of the Participant's death, distribution of the Participant's entire interest will be completed by December 31 of the calendar year containing the 5th anniversary of the Participant's death.

(3) Death of surviving Spouse before distributions to surviving Spouse are required to begin. If the Participant dies before the date distributions begin, the Participant's surviving Spouse is the Participant's sole designated beneficiary, and the surviving Spouse dies before distributions are required to begin to the surviving Spouse under Section 5.03A(b)(ii)(1), this Section 5.03A(d)(ii) will apply as if the surviving Spouse were the Participant..

Section 5.03A(e) - Definitions

(i) Designated beneficiary. The individual who is designated as the beneficiary under the Plan and is the designated beneficiary under Section 401(a)(9) of the Code and Section 1.401(a)(9)-1, Q&A-4, of the Treasury regulations.

(ii) Distribution calendar year. A calendar year for which a minimum distribution is required. For distributions beginning before the Participant's death, the first distribution calendar year is the calendar year immediately preceding the calendar year that contains the Participant's required beginning date. For distributions beginning after the Participant's death, the first distribution calendar year is the calendar year in which distributions are required to begin under Section 5.03A(b)(ii). The required minimum distribution for the Participant's first distribution calendar year will be made on or before the Participant's required beginning date. The required minimum distribution for other distribution calendar years, including the required minimum distribution for the distribution calendar year in which the Participant's required beginning date occurs, will be made on or before December 31 of that distribution calendar year.

(iii) Life expectancy. Life expectancy as computed by use of the Single Life Table in Section 1.401(a)(9)-9 of the Treasury regulations.

(iv) Participant's account balance. The account balance as of the last valuation date in the calendar year immediately preceding the distribution calendar year (valuation calendar year), increased by the amount of any contributions made and allocated or forfeitures allocated to the account balance as of dates in the valuation calendar year after the valuation date, and decreased by distributions made in the valuation calendar year after the valuation date. The account balance for the valuation calendar year includes any amounts rolled over or transferred to the Plan either in the valuation calendar year or in the distribution calendar year if distributed or transferred in the valuation calendar year.

(v) Required beginning date. The date by which distribution of a Participant's Accounts must commence under Section 5.03."

(F) Section 5.06 the first and second paragraphs thereof, are amended, effective April 1, 2002, to read as follows:

"**Section 5.06 - Payments on Death Prior to Annuity Starting Date** Upon the death of a Participant who is included in a unit of collective bargaining prior to the Annuity Starting Date of a distribution pursuant to Section 5.02 (for reasons other than death) the full value of the Participant's Accounts shall be applied to the purchase of an annuity from an insurance company providing monthly payments to the Participant's surviving Spouse for the Spouse's life unless the Spouse elects to receive the value of the Participant's Accounts in a single sum prior to the Annuity Starting Date of the life annuity. Notwithstanding the foregoing, in the case of a Participant who is included in a unit of collective bargaining and has no surviving Spouse or designates a Beneficiary other than his Spouse with proper spousal consent, the value of the Participant's Accounts shall be paid to the deceased Participant's Beneficiary in a single sum.

Upon the death of a Participant who is not included in a unit of collective bargaining, the full value of the Participant's Accounts shall be paid to the Participant's surviving Spouse in a single sum. Notwithstanding the preceding sentence, in the case of a Participant who is not included in a unit of collective bargaining and has no surviving Spouse or designates a Beneficiary other than his Spouse with proper spousal consent, the value of the Participant's Accounts shall be paid to the deceased Participant's Beneficiary in a single sum.

. . ."

(G) Schedule A to Supplement GA is amended effective as of May 1, 2003, to read as follows:

"SCHEDULE A
SUPPLEMENT GA

Location	Operating Co.	Effective Date
Atchison, KS-AFGM	Grain	08/09/1990 through 09/18/1996
Altanta, GA	Grocery	05/01/1995
Brookston, IN	Grocery	01/01/1997
Calumet, MN – AFGM	Trad'g & Proc'g	10/01/1990 through 09/30/1993
Chester, IL-AFGM	Grain	12/01/1991 through 12/31/1994
Council Bluffs, IA-AFGM	Trad'g & Proc'g	07/01/1992 through 08/31/1995
Dallas, TX	Grocery	05/01/1995
Decatur, AL	Grain	09/01/1991 through 08/31/1997
E. St. Louis, IL-AFGM	Trad'g & Proc'g	07/01/1992 through 08/31/1995
Grand Forks, ND-AFGM	Trad'g & Proc'g	07/01/1992 through 08/31/1995
Highspire, PA-AFGM	Grain	10/12/1992 through 05/01/1996
Houston, TX	Grocery	05/01/1995
Humboldt, TN	Grocery	06/01/1998 through 03/31/2000
Jacksonville, MS	Grocery	05/01/1995
Marquette, MN-AFGM	Trad'g & Proc'g	10/01/1990
Memphis, TN-Refinery	H/Wesson	01/01/1994
Memphis, TN-District Center	Grocery	06/01/1997
Minneapolis, MN (Elec.Steel)-IBT	Trad'g & Proc'g	01/01/1993 through 08/01/1999
Minneapolis, MN-IBT #160	Grocery	03/01/1997

New Prague, MN	Grain	07/01/1991 through 07/31/1995
New Ulm, MN-Union (Grain Elevator)	Trad'g & Proc'g	10/01/1990
Omaha, NE-"A" AFGM	Grain	01/01/1991 through 05/31/1994
Omaha, NE-"B" AFGM	Grain	01/01/1991 through 05/31/1994
Omaha, NE-"B"(Maintenance)-AFGM	Grain	01/01/1991 through 05/31/1994
Rapid City, SD-Hubbard-AFGM	Trad'g & Proc'g	07/01/1995 through 03/11/1998
Red Lion, PA- Nonunion	Grain	03/01/1992
Rensselaer, IN	Grocery	01/01/1997
Shakopee, MN-AFGM	Trad'g & Proc'g	07/01/1990 through 08/31/1995
South Bend, IN	Grocery	01/01/1997
Sherman, TX-AFGM	Grain	06/01/1991 through 11/30/1997
St. Paul, MN (Red Rock)-IUOE	Trad'g & Proc'g	07/01/1992 through 04/30/03
Valparaiso, IN	Grocery	01/10/1997"

(H) Section 1.13 to Supplement GB is amended, effective July 14, 2003, to read as follows:

"**1.13** Employee - Those Employees employed at the locations set forth on attached Schedule A who are not included in a collective bargaining unit effective as of the date indicated. In addition, effective July 14, 2003, ConAgra Refrigerated Foods/DSD Group non-manager employees classified as a route sales person or relief sales person at the following locations will be covered under this Supplement: Evansville, Greensburg, Brazil, South Bend, Findlay, Cleveland, Fort Wayne, Detroit, Marshall, Alma, Columbus, Anderson."

(I) Section 1.13 to Supplement GF is amended, effective June 1, 2003, to read as follows:

"**1.13** Employee - Effective September 1, 1997, those Employees employed at the Employer's Trading and Processing facility in Decatur, Alabama; and effective July 25, 1997, those Employees employed at the Employer's Trading and Processing facility in Atchison, Kansas; and effective November 17, 1997, those Employees employed at the Employer's Trading and Processing facility in Chester, Illinois, who are included in a unit of collective bargaining represented by the American Federation of Grain Millers.

Effective June 1, 2003, ConAgra Refrigerated Foods/DSD Group non-manager employees classified as a route sales person or relief sales person at the following locations became covered under this Supplement: Evansville,

Greensburg, Brazil, South Bend, Findlay, Cleveland, Fort Wayne, Detroit, Marshall, Alma, Columbus, Anderson. Effective July 14, 2003, these employees shall no longer be covered under this Supplement and shall be covered under Supplement GB.

Effective June 16, 2003, the Atchison, Kansas union employees shall no longer be covered under this Supplement and shall be covered under Supplement ML.

Effective August 27, 2003, the Decatur, Alabama facility was closed."

(J) Schedule A to Supplement ML is amended, effective June 16, 2003 to read as follows:

"SCHEDULE A
SUPPLEMENT ML

Location	Operating Co.	Effective Date
Atchison, KS	Food Ingredients	06/16/2003
Alton, IL - AFGM	Grain	07/01/1996
Blackwell, OK - AFGM	Grain	04/25/1997
Buffalo, NY - AFGM	Grain	04/25/1997
Commerce City, CO - AFGM	Grain	12/01/1996
Conners Point, WI - AFGM	Trad'g & Proc'g	08/01/2000
Council Bluffs, IA - AFGM	Grain	12/01/1998
Denver, CO - AFGM	Grain	12/01/1996
East St. Louis, IL	Grain	12/01/1998
Freemont, NE - AFGM	Grain	06/01/1994
Grand Forks, ND - AFGM	Grain	12/01/1998
Hastings, MN - AFGM	Grain	07/01/1996
Highspire, PA - AFGM	Trad'g & Proc'g	03/01/1999
Kalama, WA - ILA (AFL-CIO)	Trad'g & Proc'g	02/06/1998
Martins Creek, PA	Food Ingredients	04/01/2001
Minneapolis, MN (Elec. Steel) - IBT	Trad'g & Proc'g	08/01/1999
New Prague, MN - AFGM	Grain	04/25/1997
No. Kansas City, MO - AFGM	Grain	04/25/1997
Omaha, NE "A" - AFGM	Grain	06/01/1994
Omaha, NE "B" - AFGM	Grain	06/01/1994
Omaha, NE "B" Mnt - AFGM	Grain	06/01/1994
Paulina, LA		
St. Elmo Terminal (Peavey) - OC	Trad'g & Proc'g	08/01/2000
Rapid City, SD - AFGM	Trad'g & Proc'g	03/12/1998
Sherman, TX - AFGM	Grain	03/01/1998
South Sioux City, NE - AFGM	Trad'g & Proc'g	10/01/1998
St. Joseph, MO - AFGM	Grain	12/01/1998
St. Paul, MN (Red Rock)-IUOE	Trad'g & Proc'g	05/01/2003
Superior, WI - AFGM	Grain	07/01/1996
Tampa, FL	Trad'g & Proc'g	05/01/1999

Treichlers, PA	Food Ingredients	04/01/2001
York, PA - IBT	Trad'g & Proc'g	11/01/2000"

(K) Schedule A to Supplement RC is amended, effective January 1, 2004, to read as follows:

"SCHEDULE A
SUPPLEMENT RC

Location	Operating Co.	Effective Date
Atlanta, GA	Cheese	01/01/1994
Boise, ID	Cheese	01/01/1994
Carthage, MO	ASE	08/01/1997
Chino, CA	Cheese	01/01/1994
Detroit, MI	Trad'g & Proc.	04/01/1997
Fredericksburg, IA	Cheese	01/01/1994
Ft. Lauderdale, FL	Cheese	01/01/1995
Indianapolis, IN-UPCW	ASE	05/01/1995
Lufkin, TX, Signature Foods	Refrig. Foodservice	01/01/2004
Marshfield, WI	Cheese	01/01/1994 to 10/26/1997
Mayville, WI	Cheese	01/01/1994 to 02/07/1997
Monroe, WI	Cheese	01/01/1994
Nauvoo, IL	Cheese	01/01/2000
Portland, OR	Cheese	01/01/1994
Preston, IA	Cheese	01/01/1994
Reno, NV	Cheese	01/01/1994
San Bernadino, CA	Cheese	01/01/1995
Singleton Seafood Company	Trad'g & Proc.	01/01/1998
Sumner, WA	Cheese	01/01/1994
Waukesha, WI	Cheese	01/01/1994
Waukesha, WI	Cheese	01/01/1994
Waukesha, WI	Cheese	01/01/1994"

(L) Section 1.13 to Supplement RM is amended, effective January 1, 2004, to read as follows:

"**1.13** Employee - Those Employees employed by the Employer in its Monfort facilities who are not included in a collective bargaining unit. Effective January 1, 2004, Employees at the Signature South Holland, Illinois location are excluded from participation under this Supplement (moved to Supplement RR)."

(M) Section 1.13 to Supplement RR is amended, effective January 1, 2004, to read as follows:

"**1.13** Employee - Those Employees employed by the Employer as follows:

a) miscellaneous Northwest Fabrics, Peavey and Wheelers locations who are not included in a collective bargaining unit;

b) effective July 1, 1996, those Employees employed by the Employer at SWANK and JRRW Transport;

c) effective February 15, 1997, those Employees employed by the Employer at its Atchison, Kansas facility who are included in a collective bargaining unit;

d) effective February 15, 1997, those Employees employed by the Employer at its Gilroy Foods facility; and effective October 27, 1997, those Employees at the Employer's Trading & Processing facility in Marshfield, Wisconsin;

e) effective February 1, 1998, those Employees at the Employer's Trading & Processing facility in Wisconsin, Deforest, Wisconsin, Prairie Duchein, Wisconsin, Wells, Minnesota, and Hayward, Minnesota;

f) effective March 1, 1998, those Employees at the Employer's Trading & Processing facilities in Jacksonville, Florida;

g) effective May 4, 1998, those Employees employed at the Employer's Armour Swift-Eckrich facility at Dixon, Illinois, who are not included in a unit of collective bargaining;

h) effective January 1, 1999, those Employees employed at the Employer's Frozen Foods facilities at Oklahoma city, Oklahoma, Sydney, Ohio, and Troy Ohio, as well as Employees in the Employer's Gilardi administrative and DSD sales units, who are not included in a unit of collective bargaining;

i) effective April 1, 2001, those Employees employed at the Employer's Grocery Products facility at Humboldt, Tennessee, who are not included in a unit of collective bargaining;

j) effective January 1, 2004, those hourly Employees employed at the Employer's Refrigerated Foodservice/Signature facility at South Holland, Illinois, who are not included in a unit of collective bargaining."

(N) Section 1.13 to Supplement UQ is amended, effective September 15, 2003, to read in its entirety as follows:

"**1.13** Employee - Those Employees employed at the Employer's Athens, Georgia (Poultry) facility, who were formerly employees of the Seaboard Corporation, effective June 1, 2000, through January 31, 2002. Effective September 15, 2003, those Employees employed at the Employer's Chattanooga, Tennessee, Cooking Plant and Jordan Hatchery (Poultry), facility, who were formerly employees of the Seaboard Corporation, and either who are not included in a collective bargaining unit or who are covered by the Steelworkers union and who were covered under Supplement UT of this Plan prior to September 15, 2003."

(O) Section 1.13 to Supplement UT is amended, effective September 15, 2003, to read in its entirety as follows:

"**1.13** **Employee** – Prior to September 15, 2003, those Employees employed at the Employer's Chattanooga, Tennessee, Cooking Plant and Jordan Hatchery (Poultry), facility, who were formerly employees of the Seaboard Corporation, and either who are not included in a collective bargaining unit or who are covered by the Steelworkers union. Effective September 15, 2003, those Employees shall no longer be covered under this Supplement and shall be covered under Supplement UQ."

(P) Section 3.02 to Supplement UT is amended, effective September 15, 2003, to read in its entirety as follows:

"**3.02** **Employer Contributions** - The Employer shall make a Contribution for each hour of Service prior to September 15, 2003, during which a Participant performs services and receives remuneration therefor, regardless of whether the Participant has made Pre-Tax Contributions to the Plan, in accordance with the following schedule:

Location	**Employer Contribution**	**Contribution Frequency**
Chattanooga, Tennessee Jordan Hatchery	$0.10 for each hour of Service worked	Each payroll
Chattanooga, Tennessee Cooking Plant	$0.10 for each hour of Service worked	Each payroll
TN Cold & Dry Storage	$0.10 for each hour of Service worked	Each payroll

No Employer Contributions shall be made under this Supplement for any period beginning on or after September 15, 2003."

(Q) Schedule A to Supplement VA is amended, effective June 1, 2003 to read in its entirety as follows:

"SCHEDULE A
SUPPLEMENT VA

Location	Operating Co.	Effective Date
Anderson, IM-UFCW	ASE	07/01/1999
Alix, AR	Refrigerated Foods	03/15/2003
Brazil, IN-UFCW	ASE	07/01/1999
Britt, IA-UFCW	ASE	07/10/1995

Cleveland, OH -UFCW	ASE	11/01/1997
Decker Foods, Garland, TX	ASE	03/01/1999
Detroit, IN-UFCW	ASE	07/01/1999
Evansville, IN-UFCW	ASE	07/01/1999
Fort Wayne, IN-UFCW	ASE	07/01/1999
Greenburg, IN-UFCW	ASE	07/01/1999
Holton, KS-UFCW	ASE	07/01/1999
Kansas City, KS-UFCW	ASE	04/01/1999
Longmont, CO	ASE	06/10/1996
Mason City, IA – UFCW	ASE	02/01/2000
Ozark, AR	Refrigerated Foods	03/15/2003
Purity Foods – Dennison, IA	ASE	11/01/1999
Quincy. MI-UFCW	ASE	03/01/1995 through 05/30/1997
South Bend, IN-UFCW	ASE	07/01/1999
St. James, MN	ASE	07/01/1999
DSD Branches *	ASE	06/01/1997, 11/01/1997, 07/01/1999

* Effective June 1, 2003, ConAgra Refrigerated Foods/DSD Group non-manager employees classified as a route sales person or relief sales person at the following locations are no longer covered by this Supplement and will be covered under Supplement GF to the ConAgra Foods, Inc. Retirement Income Savings Plan for Hourly Rate Production Employees: Evansville, Greensburg, Brazil, South Bend, Findlay, Cleveland, Fort Wayne, Detroit, Marshall, Alma, Columbus, Anderson."

(R) Section 3.02 to Supplement WA is amended, effective August 1, 2003, to read in its entirety as follows:

"3.02 <u>Employer Contributions</u> - The Employer shall make contributions under the terms and conditions described below.

<u>Basic Matching Contribution</u> - The Employer shall make a basic Matching Contribution equal to 10% of each eligible Participant's Mandatory Contributions and 10% of each eligible Participant's voluntary Pre-Tax Contributions up to 2% of his Compensation.

<u>Gainsharing Matching Contribution</u> In addition to basic Matching Contributions for each fiscal quarter (ending August 31, November 30, February 28/29, and May 31) the Employer may make Matching Contributions equal to a uniform percentage, not to exceed 50% (previously 15%), of each eligible Participant's Mandatory Contributions and each eligible Participant's Pre-Tax Contributions up to 4% of his Compensation during the fiscal quarter. The amount of the Employer's additional Matching Contribution shall be based upon the achievement of productivity objectives under a gainsharing formula to be established and administered at the sole and absolute discretion of the Employer.

A Participant who is employed by an Employer on the last day of the fiscal quarter; a Participant who terminates employment during the fiscal quarter after attaining age 55 and having at least 10 years of Service; or a Participant who terminates employment during the fiscal quarter due to Total and Permanent Disability shall be eligible for the Gainsharing Matching Contribution described in this Section."

(S) Supplement WA is amended, effective August 1, 2003, to add the following to the end thereof:

"**Article VI** **Plan Loans** – The Plan loan provisions will apply."

(T) Schedule A to Supplement YA is amended, effective December 8, 2003, to read as follows:

**"SCHEDULE A
SUPPLEMENT YA**

Location	Operating Co.	Effective Date
Albert Lee, MN – USFIC	Trad'g & Proc'g	09/01/1997
Archbold, OH-UFCW	Hunt Wesson	10/01/1999
Carol Stream, IL – IBT	CFI SBF	12/08/2003
Council Bluffs, IA – AFGM	CFF	01/01/1998
Femados Foods, Inc.	Lamb	11/15/1998
Greenville, MS – OE	Platte Chemical	09/01/2001
Los Angeles, CA	Weston	
Hayward, CA – IBT #748	Hunt Wesson	01/01/2000
Holland, MI – IBT	Beatrice Cheese	01/01/2000
Lufkin, TX, Signature Foods	Refrig. Prep. Foods	03/01/2001 through 12/31/2003
Mason City, IA	ASE	09/01/1996 through 01/31/2000
Mesa, AZ-UFCW	Trad'g & Proc'g	09/01/1998
New Orleans, LA	PFS	03/01/1999
Northlake, IL - IBT	Grocery	08/01/2000
Oakdale, CA – IBT #748	Hunt Wesson	01/01/2000
Perrysburg, OH (Rossford Cannery)	Hunt Wesson	07/01/1998 through 01/31/2002
Perrysburg, OH (Rossford Aseptic)	Hunt Wesson	07/01/1998
Perrysburg, OH (Rossford D.C.)	Hunt Wesson	07/01/1998
Queenstown, MD	ASE	03/01/2000
Russellville, AR (Darling)	CFF	11/01/1998
St. Charles, IL	ASE	03/01/1995
Sylvester, GA-UFCW	Hunt Wesson	10/01/1999
Turlock, CA – UFCW # 588	ASE	07/01/1997
Valparaiso, IN – IM #1227	Grocery	01/01/1998"

Executed this 30th day of December, 2003, effective as provided herein.

CONAGRA FOODS, INC.

By ______________________

Anthony M. Sanders
Vice President, Human Resources Business Center

m:\kcm\cga\crisp\018ram5.doc

SUMMARY OF THE CHANGES CONTAINED IN THE FIFTH AMENDMENT TO THE CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES (Amended and Restated Effective January 1, 2002)

(A) Section 3.01(a) and 3.01(b), regarding employee contributions, are amended to increase the percentage of Compensation limitations on Pre-Tax Contributions, and combined Pre-Tax Contributions and After-Tax Contributions, as allowed by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

(B) Section 3.09(a), regarding rollover contributions, is amended to reflect new rules under EGTRRA.

(C) Section 4.01, regarding investment funds, is amended to add two new funds.

(D) Section 5.02(b), regarding distributions, is amended to reflect the repeal of the same desk rule under EGTRRA

(E) Section 5.03A is added to reflect new rules regarding required minimum distributions.

(F) Section 5.06, the first and second paragraphs are amended to clarify the administration of the Plan.

(G) Schedule A to Supplement GA is amended to close participation for St. Paul/Red Rock (moved to Supplement ML).

(H) Section 1.13 to Supplement GB is amended to add certain DSD Group employees previously covered under Supplement GF.

(I) Section 1.13 to Supplement GF is amended to (i) close participation for Atchison, Kansas (moved to Supplement ML), (ii) begin and close participation for certain DSD Group employees, and (iii) close the Decatur, Alabama facility.

(J) Schedule A to Supplement ML is amended to add St. Paul/Red Rock (moved from Supplement GA) and Atchison, KS (moved from Supplement GF).

(K) Schedule A to Supplement RC is amended to add Lufkin, TX employees (moved from Supplement YA).

(L) Section 1.13 to Supplement RM is amended to close participation for South Holland, IL employees (moved to Supplement RR).

(M) Section 1.13 to Supplement RR is amended to add South Holland, IL employees (moved from Supplement RM).

(N) Section 1.13 to Supplement UQ is amended to add Chattanooga employees (moved from Supplement UT).

(O) Section 1.13 to Supplement UT is amended to close participation for Chattanooga employees (moved to Supplement UQ).

(P) Section 3.02 to Supplement UT is amended to cease contributions under this Supplement (moved to Supplement UQ).

(Q) Schedule A to Supplement VA is amended to (i) close participation for certain DSD Group employees (moved to Supplement GF) and (ii) add participation for Alix, AR and Ozark, AR employees.

(R) Section 3.02 to Supplement WA is amended to increase the gainsharing matching contribution to 50% (previously 15%) on 4% of compensation, and provide for gainsharing contributions on a fiscal quarter basis.

(S) Article VI to Supplement WA is added to provide for loan provisions.

(T) Schedule A to Supplement YA is amended to close participation for the Lufkin, TX employees (moved to Supplement RC) and provide participation for Carol Stream, Illinois.

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